Exhibit 99.1
FORM 51-102F4
Business Acquisition Report

Item 1    Identify the Company
1.1    Name and Address of Company
Sphere 3D Corporation
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1
1.2 Executive Officer
The following executive officer is knowledgeable about the significant acquisition described herein and this business acquisition report:
Kurt Kalbfleisch,
Senior Vice President and Chief Financial Officer
Ph: (858) 571-5555
Item 2    Details of Acquisition
2.1    Nature of Business Acquired
On December 1, 2014, Sphere 3D Corporation (“Sphere 3D”) completed a merger transaction (the “Transaction”) with Overland Storage, Inc. (“Overland”), pursuant to which Overland merged with S3D Acquisition Company, a wholly-owned subsidiary of Sphere 3D formed for the purpose of consummating the Transaction. The Transaction was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger, dated May 15, 2014 (as amended, the “merger agreement”).
Overland is a trusted global provider of unified data management and data protection solutions across the data lifecycle. Overland provides an integrated range of technologies and services for primary, nearline, offline, and archival data storage. Overland’s solutions consolidate and protect data for easy and cost-effective management of different tiers of information whether the distributed data is local or global based.
In January 2014, Overland completed its acquisition of Tandberg Data Solutions S.a r.l. (“Tandberg”) which added a range of RDX® products including RDX QuikStor®, RDX QuikStation® and RDX® media, as well as additional tape automation solutions. Overland’s RDX QuikStor® and QuikStation® removable media-based storage systems offer reliable and convenient storage for backup, archive, data interchange and disaster recovery.
End users of Overland’s products include small and medium enterprises (“SMEs”), small and medium businesses (“SMBs”), distributed enterprise companies such as divisions and operating units of large multi-national corporations, governmental organizations, and educational institutions. Overland’s products are used in a broad range of industries including financial services, video surveillance, healthcare, retail, manufacturing, telecommunications, broadcasting, research and development, and many others.
2.2     Acquisition Date
December 1, 2014

2.3     Consideration
Pursuant to the merger agreement, each issued and outstanding share of common stock of Overland immediately prior to the merger was converted into 0.46385 of a common share of Sphere 3D. Upon closing of the Transaction, Overland became a wholly-owned subsidiary of Sphere 3D, and Overland’s common stock ceased to trade on the NASDAQ Capital Market.
2.4     Effect on Financial Position
The acquisition of Overland complements the activities of Sphere 3D and is expected to be immediately accretive to earnings. Through this acquisition, Sphere 3D will benefit from Overland’s international manufacturing and distribution footprint. This transaction expands product offerings to customers in Canada, the United States, and internationally and broadens the range of Sphere 3D’s products and sales opportunities.
With the exception of the integration of the management teams and personnel of Overland and the termination of Overland’s status as a public company, Sphere 3D does not presently have any plans or proposals for material changes in Sphere 3D or Overland’s affairs (corporate structure, personnel or management) that will have an impact on the financial performance and financial position of Sphere 3D other than those resulting from the contribution of Overland’s results of operations to the consolidated financial position of Sphere 3D for the reporting periods ending after the acquisition date and from the consolidation of the entities debenture financing. See pro forma financial information included in schedule 3 and schedule 4 herein.
2.5     Prior Valuations
None
2.6     Parties to Transaction
The acquisition of Overland was not a transaction with an informed person, associate or affiliate of Sphere 3D.
2.7     Date of Report
February 13, 2015
Item 3     Financial Statements and Other Information
The following financial statements of Sphere 3D and Overland are included in and form an integral part of this Business Acquisition Report:

1.
The audited financial statements of Overland, together with the accompanying report of the independent registered public accounting firm, as at June 30, 2014 and 2013 and for the years then ended and the related notes (Schedule 1).

2.	The unaudited interim financial statements of Overland as at September 30, 2014 and for the three months ended September 30, 2014 and 2013 and the related notes (Schedule 2).

3.
The unaudited pro forma condensed combined balance sheet of Sphere 3D as at September 30, 2014, the unaudited pro forma condensed combined statements of operations of Sphere 3D for the year ended December 31, 2013, the unaudited pro forma condensed combined statements of operations of Sphere 3D for the nine months ended September 30, 2014, and the related notes (Schedule 3).

4.
The unaudited pro forma condensed combined statements of operations of Overland Storage, Inc. and Tandberg Data Holdings s.a r.l. for the year ended December 31, 2013, the unaudited pro forma condensed combined statements of operations of Overland Storage, Inc. and Tandberg Data Holdings s.a r.l. for the nine months ended September 30, 2014, and the related notes (Schedule 4).

Forward-looking statements
Certain information in this business acquisition report is forward-looking within the meaning of Canadian and United States securities laws as it relates to anticipated financial performance, events or strategies. When used in this context, words such as will, anticipate, believe, plan, target, expect or similar words would suggest future outcomes.
Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sphere 3D to be materially different from those expressed or implied by such forward-looking information, including the fair value of assets acquired and liabilities assumed, completing the analysis of the tax treatment of the Transaction, recording any related future income tax adjustments and the effective corporate tax rate and incurring additional expenses in connection with the Transaction, as well as those factors discussed in the section “Risk Factors” of the Annual Information Form for the year ended December 31, 2013 (which can be found on www.sedar.com under Sphere 3D's profile).
Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but may prove to be inaccurate. Although Sphere 3D believes the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because Sphere 3D can give no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing is not exhaustive of all factors and assumptions that may have been used.
Although Sphere 3D has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sphere 3D does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SCHEDULE 1
Overland Storage, Inc.
Audited Financial Statements
As at and for the years ended June 30, 2014 and 2013

Overland Storage, Inc.
Audited Financial Statements
For the years ended June 30, 2014 and 2013
(Expressed in U.S. Dollar)

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Overland Storage, Inc.
We have audited the accompanying consolidated balance sheets of Overland Storage, Inc. (the “Company”) as of June 30, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Overland Storage, Inc. as of June 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses and negative operating cash flows raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Moss Adams LLP
San Diego, California
September 23, 2014

OVERLAND STORAGE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2014	June 30, 2013
Assets
Current assets:
Cash	$4,262	$8,831
Short-term investment — related party	7,814	—
Accounts receivable, net of allowance for doubtful accounts of $31 and $94, as of June 30, 2014 and 2013, respectively	14,171	6,640
Inventories	15,525	10,354
Other current assets	2,419	1,923
Total current assets	44,191	27,748
Property and equipment, net	5,799	2,014
Goodwill	19,044	—
Intangible assets, net	23,784	652
Other non-current assets	1,121	989
Total assets	$93,939	$31,403
Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Accounts payable	$11,159	$5,221
Accrued liabilities	6,780	5,003
Accrued payroll and employee compensation	3,561	2,140
Income taxes payable	118	178
Accrued warranty	994	790
Deferred revenue	7,941	7,732
Other current liabilities	1,874	—
Total current liabilities	32,427	21,064
Deferred revenue, noncurrent	3,371	2,975
Long-term debt — related party	14,528	13,250
Long-term debt	5,406	3,500
Other long-term liabilities	1,413	910
Total liabilities	57,145	41,699
Commitments and contingencies (Note 13)
Shareholders' equity (deficit):
Preferred stock, no par value, 1,000 shares authorized; no shares issued and outstanding as of June 30, 2014 and 2013	—	—
Common stock, no par value, 125,000 shares authorized; 17,540 shares issued and outstanding as of June 30, 2014, and 90,200 shares authorized; 6,081 issued and outstanding as of June 30, 2013	187,434	123,065
Accumulated other comprehensive income (loss)	4,654	(991)
Accumulated deficit	(155,294)	(132,370)
Total shareholders' equity (deficit)	36,794	(10,296)
Total liabilities and shareholders' equity (deficit)	$93,939	$31,403
See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Fiscal Year
	2014	2013
Net revenue:
Product revenue	$48,354	$28,836
Service revenue	17,338	19,184
	65,692	48,020
Cost of product revenue	38,165	24,950
Cost of service revenue	7,212	6,270
Gross profit	20,315	16,800
Operating expenses:
Sales and marketing	18,410	17,574
Research and development	6,189	6,522
General and administrative	19,666	11,579
	44,265	35,675
Loss from operations	(23,950)	(18,875)
Other income (expense):
Interest expense	(1,192)	(594)
Other income (expense), net	(342)	(13)
Loss before income taxes	(25,484)	(19,482)
(Benefit from) provision for income taxes	(2,560)	165
Net loss	$(22,924)	$(19,647)
Net loss per share:
Basic and diluted	$(1.99)	$(3.41)
Shares used in computing net loss per share:
Basic and diluted	11,491	5,768
See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Fiscal Year
	2014	2013
Net loss	$(22,924)	$(19,647)
Other comprehensive income (loss):
Change in unrealized gains, net of tax of $2,607 and $0, respectively	4,727	—
Foreign currency translation adjustments	918	(73)
Total other comprehensive income (loss)	5,645	(73)
Comprehensive loss	$(17,279)	$(19,720)
See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity (Deficit)
	Shares	Amount
Balance at June 30, 2012	5,548	$116,682	$(918)	$(112,723)	$3,041
Issuance of common stock, net of issuance costs	204	870	—	—	870
Issuance of common stock for settlement of convertible notes interest	70	401	—	—	401
Exercise of stock options and ESPP purchases	33	215	—	—	215
Issuance of restricted stock	226	(749)	—	—	(749)
Share-based compensation	—	4,770	—	—	4,770
Stock appreciation rights	—	876	—	—	876
Net loss	—	—	—	(19,647)	(19,647)
Other comprehensive loss	—	—	(73)	—	(73)
Balance at June 30, 2013	6,081	123,065	(991)	(132,370)	(10,296)
Issuance of common stock	9,473	49,288	—	—	49,288
Issuance of common stock for convertible notes	1,650	10,722	—	—	10,722
Issuance of common stock for settlement of convertible notes interest	104	507	—	—	507
ESPP purchases	20	87	—	—	87
Issuance of restricted stock	212	(490)	—	—	(490)
Share-based compensation	—	3,953	—	—	3,953
Stock appreciation rights	—	302	—	—	302
Net loss	—	—	—	(22,924)	(22,924)
Other comprehensive income	—	—	5,645	—	5,645
Balance at June 30, 2014	17,540	$187,434	$4,654	$(155,294)	$36,794

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year
	2014	2013
Operating activities:
Net loss	$(22,924)	$(19,647)
Adjustments to reconcile net loss to cash used in operating activities (net of effects of acquisition):
Depreciation and amortization	2,597	1,248
Tax benefit	(2,215)	—
Share-based compensation	3,953	4,770
Loss on disposal of property and equipment	35	27
Changes in operating assets and liabilities:
Accounts receivable	39	2,553
Inventories	1,253	304
Accounts payable and accrued liabilities	279	(3,217)
Accrued payroll and employee compensation	(393)	75
Deferred revenue	(1,120)	(1,962)
Other assets and liabilities, net	(517)	1,806
Net cash used in operating activities	(19,013)	(14,043)
Investing activities:
Cash acquired from acquisition	1,715	—
Restricted cash acquired from acquisition	400	—
Purchase of fixed assets	(954)	(983)
Purchase of intangible assets	(250)	—
Net cash provided by (used in) investing activities	911	(983)
Financing activities:
Proceeds from convertible notes — related party	7,000	13,002
Proceeds from borrowings — related party	5,000	—
Proceeds from credit facility	3,018	—
Repayment of borrowings from credit facility	(1,111)	—
Proceeds from issuance of common stock, net of issuance costs	—	870
Payment for restricted stock tax liability on net settlement	(490)	(749)
Proceeds from exercise of stock options and ESPP purchases	86	215
Net cash provided by financing activities	13,503	13,338
Effect of exchange rate changes on cash	30	(3)
Net decrease in cash and cash equivalents	(4,569)	(1,691)
Cash, beginning of year	8,831	10,522
Cash, end of year	$4,262	$8,831
Supplemental disclosures of cash flow information:
Income taxes paid	$286	$191
Interest paid	$418	$167
Supplemental disclosures of non-cash investing and financing activities:
Issuance of common stock for acquisition	$49,288	$—
Issuance of common stock for conversion of convertible notes	$10,722	$—
Issuance of common stock for settlement of convertible notes interest	$507	$401
Short-term investment — related party	$481	$—
Equity award fair value adjustment to liability	$302	$876
Issuance of common stock for purchase of intangible assets — related party	$250	$—
Fixed asset purchases in accounts payable and accrued liabilities	$236	$102
See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
General
Overland Storage, Inc. (“Overland” or the “Company”) was incorporated on September 8, 1980 under the laws of the State of California. For more than 30 years, Overland has delivered data protection solutions designed for backup and recovery to ensure business continuity. The Company has a portfolio of disk-based data protection solutions, including network attached storage (“NAS”) and storage area network (“SAN”) products and solutions, as well as tape-based data protection solutions, including tape and virtual tape library systems, designed for small and medium business computing environments.
Effective the second quarter of fiscal 2014, the Company changed how it reports its operations to use a 52-week fiscal year end with each year ending on June 30, compared to prior year reporting using a 52-53 week fiscal year with each year ending on the Sunday closest to June 30. The Company's last fiscal year ended June 30, 2013. Fiscal 2014 and 2013 each contained 52 weeks.
In January 2014, the Company completed its acquisition of Tandberg Data Holdings S.à r.l. (“Tandberg Data”).
The Company has incurred losses since fiscal 2006 and negative cash flows from operating activities fiscal 2007. As of June 30, 2014, the Company had an accumulated deficit of $155.3 million. During fiscal 2014, the Company incurred a net loss of $22.9 million. The Company expects to incur negative operating cash flows during the continued period of integration for its acquisition completed in January 2014 as the Company works to combine the entities and to improve operational efficiencies.
The Company has projected that cash on hand, its short-term investment (the common shares of Sphere 3D the Company owns), available borrowings under the Company's credit facility, and other sources of funding will be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company's current forecast, including but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, (iv) changes in the historical timing of collecting accounts receivable, and/or (v) the Company's inability to liquidate its short-term investment could have a material adverse impact on the Company's ability to access the level of funding necessary to continue its operations at current levels. If any of these events occur or if we are not able to secure additional funding (including from Sphere 3D), the Company may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm the Company's business, results of operations and future prospects, and/or prevent us from consummating the proposed merger with Sphere 3D. The Company may seek debt, equity or equity-based financing (such as convertible debt) when market conditions and the merger agreement with Sphere 3D permit.
The Company's recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
 Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including Tandberg Data. All intercompany balances and transactions have been eliminated in consolidation.
Proposed Merger
In May 2014, the Company announced that it signed an agreement and plan of merger (the “Merger Agreement”) with Sphere 3D Corporation (“Sphere 3D”). Pursuant to the terms of the merger agreement, upon the consummation of the merger the Company would become a wholly owned subsidiary of Sphere 3D. The merger is expected to close in the second quarter of fiscal 2015.

At the effective time of the merger, each issued and outstanding share of common stock of the Company will be canceled and automatically converted into the right to receive 0.510594 shares of common stock of Sphere 3D, subject to adjustment in certain circumstances. The Merger Agreement contains customary reciprocal operating covenants as well as customary negative covenants. Additionally, the Company is subject to a “no-shop” restriction on its ability to solicit alternative acquisition proposals, provide information to third parties and engage in discussions with third parties (subject to exceptions in certain limited circumstance).
The Merger Agreement contains certain termination rights for both the Company and Sphere 3D. The Merger Agreement provides that, upon termination under specified circumstances, the Company would be required to pay Sphere 3D a termination fee of $3.5 million. The Company and Sphere 3D are entitled to seek specific performance in order to enforce one another's obligations under the Merger Agreement.
The Company's shareholders will be asked to vote on the approval of the Merger Agreement and the Merger at a special shareholders' meeting that will be held on a date to be announced. The closing of the Merger is subject to a condition that the Merger be approved by the affirmative vote of the holders of a majority of all outstanding shares of common stock of the Company. Consummation of the Merger is also subject to certain customary closing conditions. Certain shareholders of the Company holding a majority of the issued and outstanding shares of common stock of the Company have entered into voting agreements with Sphere 3D pursuant to which they have agreed to vote their shares of common stock in favor of the Merger at the special meeting. The Merger is not conditioned upon Sphere 3D obtaining additional financing.
The Board of Directors of the Company approved the Merger Agreement on May 15, 2014, with Eric Kelly abstaining (in order to avoid any appearance of conflict of interest resulting from his position as a director of Sphere 3D) and Daniel Bordessa abstaining (in order to avoid any appearance of conflict of interest resulting from his position as a nominee of Cyrus Capital Partners, the majority shareholder of the Company, and a holder of certain debt securities of Sphere 3D).
The terms of the Merger Agreement did not impact the Company's consolidated financial statements as of and for the year ended June 30, 2014.
Reverse Stock Split
On January 16, 2014, the shareholders approved, and on April 9, 2014, the Company filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of the Company's capital stock. All share, per share, and stock option data information in the accompanying consolidated financial statements and the notes thereto have been restated for all periods to reflect the reverse stock split.
Reclassifications
Certain prior year amounts have been reclassified to conform to the fiscal 2014 presentation.
Management Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates.
Business Combination
Business combinations are accounted for using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair values is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis will change the amount of the purchase prices allocable to goodwill. All acquisition costs are expensed as incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.
Revenue Recognition
Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under the Company's warranty policy.
Generally, title and risk of loss transfer to the customer when the product leaves the Company's dock, except for the Tandberg Data subsidiary where title and risk of loss transfer to the customer when the product arrives at the customer's location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because the Company is unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn sold to the ultimate customer by the distributor. For products for which software is more than an incidental component, the Company recognizes revenue in accordance with current authoritative guidance for software revenue recognition.
Warranty and Extended Warranty
The Company records a provision for estimated future warranty costs for both return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. The Company contracts with third-party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement.
Shipping and Handling
Amounts billed to customers for shipping and handling are included in product revenue, and costs incurred related to shipping and handling are included in cost of product.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses were $1.0 million and $0.7 million for fiscal years 2014 and 2013, respectively.
Research and Development Costs
Research and development costs are expensed as incurred. Software development costs are expensed until technological feasibility has been established, at which time any additional costs are capitalized. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model, no costs were capitalized during fiscal 2014 and 2013.
Segment Information
The Company reports segment data based on the management approach. The management approach designates the internal reporting that is used by management for making operating and investment decisions and evaluating performance as the source of the Company's reportable segments. The Company uses one measurement of profitability and does not disaggregate its business for internal reporting. The Company operates in one industry segment providing data storage solutions for small and medium businesses and distributed enterprises. The Company discloses information about products and services, geographic areas and major customers.
Short-term Investment — Related Party
Short-term investment is made up of a marketable security. This investment is classified as available-for-sale and is reported at fair value based on quoted prices using the specific identification method. Unrealized gains and losses are recorded in other comprehensive loss and included as a separate component of shareholders' equity (deficit). Realized gains and losses and declines in value judged to be other than temporary on marketable securities, if any, are included in other income in the consolidated statements of operations.
Accounts Receivable and Allowance for Doubtful Accounts
The Company records accounts receivable at the invoice amount and does not charge interest thereon. The Company estimates its allowance for doubtful accounts based on an assessment of the collectibility of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, the Company analyzes specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers' payment terms and/or patterns. The Company reviews the allowance for doubtful accounts on a quarterly basis and records adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectible.
The following table summarizes the changes in allowance for doubtful accounts (in thousands):

Fiscal year	Balance at Beginning of Year	Charged to Expense	Write-offs, Net of Recoveries	Balance at End of Year
2014	$94	$20	$(83)	$31
2013	$222	$3	$(131)	$94
Inventories
Inventories are stated at the lower of cost or market using the first-in-first-out method. The Company assesses the value of its inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, the Company writes down its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value.
Property and Equipment
Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining estimated useful life of the asset or the term of the lease.
Estimated useful lives are as follows:

Building	40 years
Machinery and equipment	3-5 years
Furniture and fixtures	5 years
Computer equipment and software	1-5 years
Expenditures for normal maintenance and repair are charged to expense as incurred, and improvements are capitalized. Upon the sale or retirement of property or equipment, the asset cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations.

Long-lived Assets
The Company evaluates the recoverability of long-lived assets, including property and equipment. The Company tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company's consideration includes, but is not limited to, the following events or changes as potential indicators of non-recoverability:

•	Significant under-performance relative to historical or projected future operating results.

•	Significant changes in the manner of use of the assets or the strategy for the Company's overall business.

•	Significant decrease in the market value of the assets.

•	Significant negative industry or economic trends.
When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset. If the Company's future results are significantly different from its forecast, the Company may be required to further evaluate its long-lived assets for recoverability and such analysis could result in an impairment charge in a future period. In both fiscal 2014 and 2013, there were no impairments recognized.
Goodwill and Purchased Intangible Assets
Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. The carrying amount of goodwill is tested for impairment on an annual basis at June 30, or more frequently if the Company believes indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of three to ten years for developed technology, six years for customer contracts and trade names, and 15 years for customer relationships as the Company believes this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of an intangible asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related intangible asset. If the Company's future results are significantly different from its forecast, the Company may be required to further evaluate its intangible assets for recoverability and such analysis could result in an impairment charge in a future period.
Foreign Currency
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity. Gains or losses from foreign currency transactions are recognized in the consolidated statements of operations. Such transactions resulted in a loss of $353,000 and $19,000 for fiscal 2014 and 2013, respectively.
Income Taxes
The Company provides for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that it is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit. If the valuation allowance is released in a future period, income tax expense will be reduced accordingly.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.
Comprehensive Loss
Comprehensive loss and its components encompasses all changes in equity other than those with stockholders, includes net loss, unrealized gains on related party investment, and foreign currency translation adjustments, and are disclosed in a separate consolidated statement of comprehensive loss.
Concentration of Credit Risks
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable, which are generally not collateralized. To reduce credit risk, the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses for estimated bad debt losses.
The following table indicates the percentage of net revenue and accounts receivable in excess of 10% with any single customer:

		Percentage of
Fiscal Year Ended:		Net Revenue	Trade Accounts Receivable
June 30, 2014	Customer A	10.6%	6.8%
	Customer B	7.2%	13.1%

June 30, 2013	Customer A	12.2%	14.5%
	Customer B	12.2%	16.6%
Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Dilutive common stock equivalents are comprised of awards and options granted under the Company's stock option plans, employee stock purchase plan (“ESPP”) share purchase rights, common stock purchase warrants, and convertible notes. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company's net loss position.
Anti-dilutive common stock equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	Fiscal Year
	2014	2013
Restricted stock not yet vested and released	1,903	529
Options outstanding and ESPP share purchase rights	278	332
Common stock purchase warrants	2,875	2,726
Convertible notes	1,789	2,038
Convertible notes interest	568	795

Share-based Compensation
The Company accounts for share-based awards, and similar equity instruments, granted to employees and non-employee directors under the fair value method. Share-based compensation award types include stock options, restricted stock, and stock appreciation rights (“SAR”) awards. The Company uses the Black-Scholes option pricing model to estimate the fair value of its option awards on the measurement date, which generally is the date of grant. The cost is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered.
Compensation expense associated with options with graded vesting is recognized pursuant to an accelerated method. Compensation expense associated with restricted stock is recognized over the vesting period using the straight-line method. The Company has not recognized, and does not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of the Company's net deferred tax assets and its net operating loss carryforwards.
Fair Value of Financial Instruments
Financial instruments including cash, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. Short-term investments are measured at fair value using Level 1 inputs as the stock is traded on the TSX Venture Exchange and the NASDAQ Global Market. The carrying amount of the credit facilities borrowings approximate their fair value as the interest rate of the credit facilities are substantially comparable to rates offered for similar debt instruments. At June 30, 2014, the fair value of related party long-term debt was estimated to be $12.0 million, using an estimated interest rate of 12%, and was classified within Level 3 of the fair value hierarchy. At June 30, 2013, the fair value of related party long-term debt was estimated to be $11.5 million, using an estimated interest rate of 12%, and was classified within Level 3 of the fair value hierarchy. At June 30, 2014 and 2013, the related party debt had a carrying value of $14.5 million and $13.25 million, respectively.
The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used in measuring fair value as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2 —	Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data, and

Level 3 —	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.
Recently Issued Accounting Pronouncements
In July 2013, the FASB (“Financial Accounting Standards Board”), issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 provides that an entity is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU No. 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance affected presentation only and, therefore, did not have a material impact on the Company's consolidated financial results.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-09 has not yet been determined.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern. ASU 2014-15 provides that in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-15 has not yet been determined.
NOTE 2 — BUSINESS COMBINATION
On January 21, 2014, the Company acquired Tandberg Data, a privately held provider of data storage and data protection solutions, for consideration transferred of approximately $49.0 million, which was paid in shares of the Company's common stock. The shareholders of Tandberg Data received 9,430,526 shares of the Company's common stock at $5.20 per share. This acquisition expands the Company's number of global channel and service partners, product lines and service offerings, as well as expands the Company's market reach in Europe and the Asia-Pacific region.
A summary of the preliminary estimated fair values of the assets acquired and liabilities assumed as of the closing date (in thousands):

Cash and cash equivalents	$1,715
Restricted cash	400
Accounts receivable	7,571
Inventories	6,416
Property and equipment	3,763
Identifiable intangible assets	24,260
Other assets	1,959
Total identifiable assets acquired	46,084
Current liabilities	(13,796)
Other liabilities	(2,293)
Total identifiable liabilities assumed	(16,089)
Net identifiable assets acquired	29,995
Goodwill	19,044
Net assets acquired	$49,039
Goodwill is comprised of expected synergies from combining Tandberg's operations with that of the Company, reduction in future combined research and development expenses, and intangible assets, such as acquired workforce, that do not qualify for separate recognition.
The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third-party valuation specialists. Adjustments may be made to the estimated fair values during the measurement period as we obtain additional information. The primary area of estimates that were not yet finalized related to inventories. None of the goodwill recognized upon acquisition is deductible for tax purposes. In the fourth quarter of fiscal 2014, the Company recorded an adjustment of $0.4 million to goodwill and other liabilities primarily related to deferred taxes.

The identified intangible assets as of the date of acquisition consisted of the following (in thousands):

	Estimated Fair Value	Weighted- Average Useful Life (years)
Developed technology	$21,040	9.2
Customer relationships	1,120	15.0
Total finite lived intangible assets	22,160	8.8
Indefinite lived intangible asset — trade name	2,100	n/a
Total identified intangible assets	$24,260
The Company's consolidated net revenues for the fiscal year ended June 30, 2014 included $25.5 million attributable Tandberg Data since the acquisition. Due to continued integration of the combined businesses since the date of acquisition, it is impracticable to determine the earnings or loss contributed by the acquisition.
The following unaudited pro forma combined financial information gives effect to the acquisition as if it were consummated on July 1, 2012 (the beginning of the earliest fiscal period presented). Due to historically differing fiscal year ends of the Company and Tandberg Data, the unaudited pro forma combined financial information for the fiscal years ended June 30, 2014 and 2013 are based on the historical results of the Company, and derived from the historical results of Tandberg Data by combining the six-month period ended December 31, 2012 and the six month period ended June 30, 2013; as well as, the six month period ended December 31, 2013 and the period ended January 21, 2014. The unaudited pro forma combined financial information is presented for informational purposes only, is not intended to represent or be indicative of the results of operations of the Company that would have been reported had the acquisition occurred on July 1, 2012, and should not be taken as representative of future consolidated results of operations of the combined company (in thousands):

	Fiscal Year
	2014	2013
Net revenue	$99,588	$109,671
Net loss	$(30,634)	$(28,524)
Net loss per share	$(1.82)	$(1.90)
The Company incurred acquisition related expenses of $2.1 million which consisted primarily of due diligence, legal and other one-time integration charges and are included in general and administrative expense in the consolidated statements of operations.
NOTE 3 — SHORT-TERM INVESTMENT— RELATED PARTY
In July 2013, the Company entered into a supply agreement with Sphere 3D. As partial payment under the supply agreement, Sphere 3D issued 769,231 common shares of Sphere 3D to the Company. Sphere 3D's shares are traded on the TSX Venture Exchange and the NASDAQ Global Market. Short-term investments are classified as available-for-sale marketable securities. See note 7 for additional related party disclosure.
The following summarizes short-term investment (in thousands):

	June 30, 2014
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investment — related party	$481	$7,333	$—	$7,814

NOTE 4 — COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS
The following table summarizes inventories (in thousands):

	June 30,
	2014	2013
Raw materials	$4,767	$3,496
Work in process	875	857
Finished goods	9,883	6,001
	$15,525	$10,354
The following table summarizes property and equipment (in thousands):

	June 30,
	2014	2013
Computer equipment	$2,303	$2,140
Building	2,115	—
Machinery and equipment	1,499	727
Leasehold improvements	1,288	563
Furniture and fixtures	148	79
	7,353	3,509
Accumulated depreciation and amortization	(2,649)	(1,914)
Construction in progress	1,095	419
	$5,799	$2,014
Depreciation and amortization expense for property and equipment was $1.0 million and $0.6 million in fiscal 2014 and 2013, respectively.
NOTE 5 — INTANGIBLE ASSETS
The following table summarizes purchased intangible assets, net (in thousands):

	June 30,
	2014	2013
Developed technology	$23,467	$1,928
Customer contracts and trade names	3,853	3,853
Customer relationships	1,120	—
	28,440	5,781
Less: Accumulated amortization	(6,756)	(5,129)
	21,684	652
Indefinite lived intangible asset - trade name	2,100	—
Total intangible assets, net	$23,784	$652

Amortization expense of intangible assets was $1.6 million and $0.7 million during fiscal 2014 and 2013, respectively. Estimated amortization expense for intangible assets is approximately $2.2 million, $2.2 million, $2.0 million, $1.8 million, and $1.8 million in fiscal 2015, 2016, 2017, 2018, and 2019, respectively.

NOTE 6 — DEBT
Credit Facility
In August 2011, the Company entered into a loan and security agreement, or credit facility, which allows for revolving cash borrowings up to $8.0 million. The proceeds of the credit facility may be used to fund the Company's working capital and to fund its general business requirements. The obligations under the credit facility are secured by substantially all assets of the Company other than 65% of the stock of its foreign subsidiaries which are pledged under the Company's convertible notes. Borrowings under the credit facility bear interest at the prime rate (as defined in the credit facility) plus a margin of either 1.00% or 1.25%, depending on the Company's liquidity coverage ratio. The Company is also obligated to pay other customary facility fees and arrangement fees for a credit facility of this size and type. In August 2013, the credit facility was amended to extend the scheduled maturity date to August 7, 2015 and add a separate line of credit in the amount of $750,000 for letters of credit, foreign exchange contracts, and cash management. In March 2014, the credit facility was amended to provide for a $3.0 million sublimit for advances to one of the Company's subsidiaries. Borrowings under the sublimit bear interest at the prime rate (as defined in the credit facility) plus a margin of either 2.00% or 2.25%, depending on the Company's net cash. At June 30, 2014, the interest rates on the credit facility and the sublimit were 4.5% and 5.5%, respectively.
The credit facility requires the Company to comply with a liquidity coverage ratio and contains customary covenants, including covenants that limit or restrict the Company's and its subsidiaries' ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. The credit facility specifies customary events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. Upon the occurrence of an event of default under the credit facility, the lender may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and deduct such amounts from the Company's lockbox account on deposit with the bank. At June 30, 2014, the Company was in compliance with all covenants of the credit facility.
At June 30, 2014 and 2013, $5.4 million and $3.5 million, respectively, was outstanding on the credit facility and recorded as long-term debt. At June 30, 2014, an external borrowing capacity of up to $2.6 million remained on the credit facility. No payments are due within the next 12 months.
Convertible Notes - Related Party
In February 2013, the Company entered into a note purchase agreement (the “NPA”) with the purchasers party thereto (the “Purchasers”), including certain affiliates of Cyrus Capital Partners, L.P. (the “Cyrus Purchasers”), which was amended in March 2013. The Company sold to the Purchasers convertible promissory notes (the “Initial Notes”) of the Company in an aggregate original principal amount of $13.25 million. On November 1, 2013, the Company amended and restated the NPA and agreed to sell additional convertible promissory notes (the “Additional Notes” and, together with the Initial Notes, the “Notes”) to the Cyrus Purchasers. The Company issued the Additional Notes in amounts of $3.0 million, $2.0 million, and $2.0 million on November 12, 2013, December 24, 2013, and January 21, 2014, respectively.
The Initial Notes are scheduled to mature in February 2017. The Additional Notes are scheduled to mature four years from date of issuance. Debt issuance costs of $0.3 million have been included in other assets and will be amortized over the term of the Notes. The Notes bear interest at a rate of 8% per annum, payable semi-annually.
On November 8, 2013, the Company issued 1,649,579 shares of common stock to the Purchasers in satisfaction of approximately $10.7 million of the Initial Notes. On November 8, 2013, the Cyrus Purchasers, the beneficial owners of Tandberg Data, became the sole holders of the outstanding Notes. In January 2014, the Company completed the acquisition of Tandberg Data.
At June 30, 2014 and 2013, the Notes principal balance was $9.5 million and $13.25 million, respectively, and was recorded as long-term debt — related party. No payments of principal are due within the next 12 months.
Through July 2015, the Company may, subject to certain limitations, pay interest in cash or in shares of common stock at its option. Subsequent to July 2015, if at any time the Cyrus Purchasers hold 20% or more of the then outstanding common stock, the Cyrus Purchasers (and not the Company) will have the option to determine whether the applicable interest payment payable to the Cyrus Purchasers during such time is payable in cash or shares of common stock. The number of shares of common stock that may be issued as payment of interest on the Notes will be determined by dividing the amount of interest due to the holders of the Notes by the volume weighted average of the closing prices of one share of common stock as reported on the NASDAQ Capital Market for the 20 consecutive trading days up to and including the trading day on the third trading day prior to the valuation date, using the interest payment due date as the valuation date; provided the Company may not pay interest in shares of common stock at a price per share lower than, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50 (as adjusted from time to time for items such as stock splits, combinations, reclassifications, or recapitalizations). In the event of a share price lower than, in the case of the Initial Notes, $4.90 per share, and in the case of the Additional Notes, $4.50, the Company has the option to pay interest in a combination of shares of common stock and cash so long as the number of shares of common stock that the Company issues does not exceed the quotient obtained by dividing the interest payable at such time by, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50, and the difference between the amount of the interest paid in shares and the average closing price of the shares of common stock, determined as described above, will be payable in cash. Interest expense for the Notes was $0.9 million and $0.4 million in fiscal 2014 and 2013, respectively.
The Cyrus Purchasers may elect to convert all or a portion of the outstanding principal amount of such Purchaser's Note into shares of common stock (subject to certain limitations) in an amount equal to the principal amount of the Notes being converted divided by, in the case of the Initial Notes, $6.50, and in the case of the Additional Notes, $5.00, in each case subject to adjustment as set forth in the NPA, such as stock splits.
The Company may, at its option, convert the outstanding Initial Notes or Additional Notes, as applicable, into shares of common stock (subject to certain limitations) on the first trading day immediately following the date that the closing bid price of the common stock exceeds, in the case of the Initial Notes, $13.00, and in the case of the Additional Notes, $7.50, for ten days consecutive trading days.
The obligations under the Notes are secured by a pledge of 65% of the Company's stock in each of its foreign subsidiaries.
The NPA contains customary covenants, including covenants that limit or restrict the Company's ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the NPA, the Cyrus Purchasers may declare all amounts outstanding to be immediately due and payable. The NPA specifies a number of events of default (some of which are subject to applicable grace or cure periods) including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. In the event of default, the interest rate shall automatically increase to 11%. The Company has also granted certain registration rights to the Notes' Purchasers. In May 2014, the Cyrus Purchasers waived certain covenants under the Notes and the NPA to permit the Company to enter into the Merger Agreement and to borrow up to $10.0 million from Sphere 3D. At June 30, 2014, the Company was in compliance with all covenants of the Notes.
Note Payable - Related Party
In May 2014, the Company issued a note in the amount of $5.0 million to Sphere 3D, which was amended and restated on September 8, 2014 to increase the principal amount under the note to the greater of the amount actually borrowed from Sphere 3D and $10.0 million. The note is subordinated to certain existing indebtedness and is secured by the Company's inventory and shares of common stock of Sphere 3D owned by the Company. The note bears interest at the prime rate (as defined in the agreement) plus 2% which is payable in kind semi-annually through an increase in the principal balance of the note. At June 30, 2014, the interest rate on the note was 5.25% and the principal balance was $5.0 million, recorded as long-term debt — related party. As of September 23, 2014, the principal balance of the note was $7.8 million.
The note is payable in full in one lump sum on May 15, 2018; provided however that immediately prior to the closing of the proposed merger with Sphere 3D, the note is required to be repaid in shares of common stock of Sphere 3D owned by the Company with a value equal to the total borrowings under the note, and to the extent the note is not repaid in full by such transfer of shares, any remaining portion of the note will remain outstanding following the completion of the merger. In addition, following the September 2014 amendment of the note, the Company may not sell any shares of Sphere 3D common stock without the prior consent of Sphere 3D to such sale.

NOTE 7 — RELATED PARTY
In July 2013, the Company entered into a supply agreement, and a technology license agreement, with Sphere 3D. As consideration for the transactions contemplated by the technology license agreement, the Company paid Sphere 3D $250,000 in cash and issued Sphere 3D 42,644 shares of its common stock, with a value at the time of issuance of approximately $250,000. As partial payment under the supply agreement, Sphere 3D issued 769,231 common shares with a value as of the date of issuance equal to approximately $0.5 million to the Company.
In connection with the July 2013 Sphere 3D transaction, Eric Kelly, the Company's President and Chief Executive Officer, was appointed chairman of the Board of Directors of Sphere 3D. Mr. Kelly was also awarded an option to purchase up to 850,000 shares of common stock of Sphere 3D with an exercise price of approximately $0.63, which is believed to represent approximately 5% of Sphere 3D's outstanding shares at the time the award was granted.
At June 30, 2014, the Company had $0.5 million and $0.2 million in accounts receivable and other long-term liabilities, respectively, related to the Sphere 3D supply agreement. The Company recognized $1.0 million in revenue related to the supply agreement during the fiscal year ended June 30, 2014. No related party expense was recognized during the fiscal year ended June 30, 2014.
NOTE 8 — INCOME TAXES
The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.
The following is a summary of the changes in the amount of unrecognized tax benefits (in thousands):

	Fiscal Year
	2014	2013
Unrecognized tax benefits at the beginning of the period	$673	$307
Increase related to prior periods	—	366
Unrecognized tax benefits	$673	$673
At June 30, 2014, there were no unrecognized tax benefits presented as a component of long-term liabilities in the accompanying consolidated balance sheet. At June 30, 2014, there was $0.7 million presented as a reduction of the related deferred tax asset for which there is full valuation allowance, of which $0.5 million will affect the effective tax rate if recognized. However, the portion that would be recognized as an increase to deferred tax assets may result in a corresponding increase in the valuation allowance at the time of recognition resulting in no net effect to the effective tax rate, depending upon the Company's assessment of the likelihood of realization of the tax benefits at the time they are recognized.
The Company believes it is reasonably possible that, within the next twelve months, the amount of unrecognized tax benefits may remain unchanged. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties on its consolidated balance sheets at fiscal years ended June 30, 2014 and 2013, and recognized no interest and/or penalties in the consolidated statements of operations for the fiscal years ended June 30, 2014 and 2013.
The Company is subject to federal and state taxation in the United States and also in certain foreign tax jurisdictions. Generally, the Company's tax returns for fiscal 2011 and forward are subject to examination by the U. S. federal tax authorities and fiscal 2010 and forward are subject to examination by state tax authorities.

The components of loss before income taxes were as follows (in thousands):

	Fiscal Year
	2014	2013
Domestic	$(25,012)	$(20,031)
Foreign	(472)	549
	$(25,484)	$(19,482)
The (benefit from) provision for income taxes includes the following (in thousands):

	Fiscal Year
	2014	2013
Current:
Federal	$(2,436)	$—
State	(174)	24
Foreign	126	141
Total current	(2,484)	165
Deferred:
Foreign	(76)	—
(Benefit from) provision for income taxes	$(2,560)	$165
A reconciliation of income taxes computed by applying the federal statutory income tax rate of 34.0% to loss before income taxes to the total income tax (benefit) provision reported in the accompanying consolidated statements of operations is as follows (in thousands):

	Fiscal Year
	2014	2013
Federal income tax at statutory rate	$(8,665)	$(6,624)
Increase in valuation allowance	7,017	6,238
Other comprehensive income	(2,493)	—
State income taxes, net of federal benefit	(552)	(516)
Share-based compensation expense	870	926
Permanent differences	1,263	141
(Benefit from) provision for income taxes	$(2,560)	$165

NOTE 9 — EQUITY
Authorized Number of Shares of Common Stock
On January 17, 2014, the Company increased its authorized shares of common stock from 90.2 million shares to 125.0 million shares.
Sale of Common Stock
In February 2013, in a private placement transaction, the Company sold an aggregate of 204,081 shares of its common stock at $4.90 per share for gross proceeds of $1.0 million and net proceeds of approximately $0.9 million.

Issuance of Common Stock for Conversion of Convertible Notes and Payment of Interest
During fiscal 2014, the Company issued an aggregate of 1,649,579 shares of common stock at $6.50 per share in satisfaction of $10.7 million of the Company's outstanding convertible notes.
During fiscal 2014, the Company issued an aggregate of 104,285 shares of common stock with a weighted average issuance price of $4.86 per share to the holders of its outstanding convertible notes as payment of interest on such notes.
During fiscal 2013, the Company issued an aggregate of 69,698 shares of common stock at $5.75 per share to the holders of its outstanding convertible notes as payment of interest on such notes.
Issuance of Common Stock
During fiscal 2014, the Company issued 212,771 shares of common stock in conjunction with vested restricted stock units. The restricted stock unit holders surrendered 100,299 restricted stock units to pay for minimum withholding taxes totaling $0.5 million. During fiscal 2013, the Company issued 225,954 shares of common stock in conjunction with vested restricted stock units, and the restricted stock unit holders surrendered 110,401 restricted stock units to pay for minimum withholding taxes totaling $0.7 million
Warrants
In connection with the Company's March 2011 private placement, the Company has outstanding warrants to purchase up to 758,972 shares of common stock. Each warrant has an exercise price of $8.55 per share of common stock. The warrants are immediately exercisable and expire in March 2016. In connection with the offering and as partial compensation for the placement agent's services, the Company has outstanding to the placement agent a warrant exercisable to purchase up to 51,918 shares of common stock at an exercise price of $8.55 per share; with other terms also substantially the same as the warrants issued to the purchasers. During fiscal 2014 and 2013, the Company issued no shares of common stock related to these outstanding warrants.
In connection with the Company's February 2010 private placement, the Company has outstanding warrants to purchase up to 2,007,135 shares of common stock with an exercise price of $8.13 per share. In connection with this transaction, the Company has outstanding a warrant to purchase up to 36,173 shares of common stock at an exercise price of $14.76 per share to the placement agent. The warrants are immediately exercisable and expire in February 2015, and provide for weighted-average anti-dilution protection in the event that the Company issues additional securities at a price less than the then-effective exercise price of the warrants. Reflective of previous anti-dilution adjustments, the number of outstanding warrants to purchase shares of common stock associated with the February 2010 private placement at June 30, 2013 was 1,859,092 shares with a per share strike price of $8.78. As part of the conversion of a portion of the Company's convertible notes and payment of convertible notes interest in shares of common stock, the number of shares of common stock was adjusted from 1,859,092 shares to 2,007,135 shares, net of shares previously issued, and the per share strike price of such warrants was proportionately decreased from $8.78 to $8.13, each as a result of the weighted-average anti-dilution provisions in the warrants. During fiscal 2014 and 2013, the Company issued no shares of common stock related to these outstanding warrants.
In connection with the Company's November 2009 public offering, the Company has an outstanding warrant for the purchase of 20,700 shares of the Company's common stock at $13.13 per share to the underwriter of the offering. The warrant is currently exercisable and expires in October 2014. As of June 30, 2014, the warrant had not been exercised.

NOTE 10 — EQUITY INCENTIVE PLANS
The Company has two active stock option plans administered by the Compensation Committee of the Board of Directors. As of June 30, 2014, the Company had reserved an aggregate of 2.4 million shares of common stock for issuance under the 2003 Equity Incentive Plan (“2003 Plan”) and the 2009 Equity Incentive Plan (“2009 Plan”) (collectively, the “Option Plans”). The Option Plans provide for the granting of stock and option awards. Currently, the Company may grant new awards only under the 2009 Plan. The 2009 Plan provides for the granting of restricted stock, stock units, stock options and stock appreciation rights. The Option Plans were approved by the Company's shareholders. The Compensation Committee may also grant awards outside of the Option Plans as an inducement to an employee commencing employment with the Company. As of June 30, 2014, the Company had reserved an aggregate of 34,167 shares of common stock for the issuance of inducement awards.
Option and stock awards granted generally vest over a three-year period. Option awards generally expire after a period not to exceed six years, except in the event of termination, whereupon vested shares must be exercised generally within three months under the 2009 Plan and 2003 Plan, or upon death or disability, in which case an extended six- or twelve-month exercise period is specified. As of June 30, 2014, approximately 0.3 million shares were available for grant in the future under the Option Plans.
Stock Options
The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions noted in the following table:

	Fiscal Year
	2014	2013
Expected volatility	85.0%	78.6%
Risk-free interest rate	2.0%	0.9%
Dividend yield	—	—
Expected term (in years)	6	6
The Company utilizes a volatility study for expected volatility, which takes into account such factors as the overall market conditions, the industry sector, and the expected and realistic pricing of equity instruments in the marketplace and is generally reflective of both historical and implied volatility. The Company applies a forfeiture rate based upon historical pre-vesting option cancellations. The risk-free interest rate is determined based upon a constant maturity U.S. Treasury security with a contractual life approximating the expected term of the option. The expected term of options granted is estimated based on a number of factors, including but not limited to the vesting term of the award, historical employee exercise behavior (for both options that have run their course and outstanding options), the expected volatility of the Company's stock and an employee's average length of service.

Option activity is summarized below (shares and aggregate intrinsic value in thousands):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at June 30, 2012	332	$13.30
Granted	107	7.90
Exercised	(7)	6.60
Forfeited and expired	(75)	18.10
Options outstanding at June 30, 2013	357	10.80
Granted	45	5.00
Exercised	—	—
Forfeited and expired	(125)	10.01
Options outstanding at June 30, 2014	277	$10.23	2.68	$74
Vested and expected to vest at June 30, 2014	271	$10.32	2.74	$73
Exercisable at June 30, 2014	242	$10.84	2.37	$66
The following table summarizes information about stock options (in thousands, except per share amounts):

	Fiscal Year
	2014	2013
Weighted-average grant date fair value per share of options granted with exercise prices:
Equal to fair value	$3.86	$5.25
Intrinsic value of stock options exercised	$—	$50
Cash received upon exercise of stock options	$—	$200
Actual tax benefit realized for the tax deductions from stock option exercises	$—	$—
Total income tax benefit recognized in the consolidated statements of operations	$—	$—
Restricted Stock Units
The following table summarizes information about restricted stock units activity (in thousands, except per share amounts):

	Number of Shares	Weighted- Average Grant Date Fair Value
Outstanding — June 30, 2012	810	$12.55
Granted	89	8.15
Vested	(336)	12.50
Forfeited	(34)	10.30
Outstanding — June 30, 2013	529	11.95
Granted	1,822	3.35
Vested	(313)	11.63
Forfeited	(135)	9.81
Outstanding — June 30, 2014	1,903	$3.92

The fair value of each restricted stock unit is the market price of the Company's stock on the date of grant and typically vests over three years. In fiscal 2014 and 2013, the fair value of restricted stock that vested was $3.6 million and $4.2 million, respectively. The Company recognized $3.8 million and $4.2 million in fiscal 2014 and 2013, respectively, for share-based compensation expense related to these awards.
Stock Appreciation Rights
In June 2011, the Company modified options, which had been granted to certain executives during fiscal 2010 to purchase 318,671 shares of the Company's common stock, and reissued the options as SAR awards. No other terms of the awards changed. The purpose of the amendment and reissuance was to provide that, upon exercise, the SAR would be settled in cash or stock, at the discretion of the Company. Based on the SAR settlement provisions, and the Company's intentions, this modification changed these awards from equity-based instruments to liability-based instruments. As such, the fair value of the SAR awards is recalculated at each subsequent reporting period until settlement, and recorded as an adjustment to the liability. The Company uses a Black-Scholes valuation model to determine the fair value and recorded a current liability of $0.2 million and $0.5 million as of June 30, 2014 and 2013, respectively.
As of June 30, 2014, there were 283,000 SAR awards vested with an exercise price of $12.45, a remaining contractual term of 1.8 years, and no intrinsic value. During fiscal 2014, there were 35,671 SAR awards canceled. No SAR awards were exercised during fiscal 2014 and 2013.
2006 Employee Stock Purchase Plan
In February 2007, the Company adopted the 2006 Employee Stock Purchase Plan (“2006 ESPP”). As of June 30, 2014, 88,527 shares of common stock were reserved for issuance under the 2006 ESPP.
Offerings under the 2006 ESPP are for a duration of six months and consist of one purchase interval. The 2006 ESPP limits stock purchases to (i) no more than $25,000 worth of stock in any calendar year and (ii) no more than 500 shares per individual per offering. Shares are purchased at 85% of the lower of the beginning or end of the period price. During fiscal 2014 and 2013, the Company issued 19,667 and 26,718 shares, respectively, and recognized approximately $15,000 and $30,000 as share-based compensation in fiscal 2014 and 2013, respectively.
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Fiscal Year
	2014	2013
Cost of product revenue	$99	$135
Sales and marketing	316	1,006
Research and development	304	319
General and administrative	3,234	3,310
	$3,953	$4,770
As of June 30, 2014, there was a total of $5.6 million of unrecognized compensation expense related to unvested equity-based compensation awards. The expense associated with non-vested stock and options awards granted prior to June 30, 2014 is expected to be recognized over a weighted-average period of 1.7 years.

NOTE 11 — SEGMENT AND GEOGRAPHIC INFORMATION
The Company operates in one industry segment providing data storage solutions for small and medium businesses and distributed enterprises. The Company conducts business globally, and its sales and support activities are managed on a geographic basis. Our management reviews financial information presented on a consolidated basis, accompanied by disaggregated information it receives from its internal management system about revenues by geographic region, based on the location from which the customer relationship is managed, for purposes of allocating resources and evaluating financial performance.
Information about Products and Services
The following table summarizes net revenue (in thousands):

	Fiscal Year
	2014	2013
Disk systems	$25,128	$9,602
Service	17,338	19,184
Tape automation systems	14,200	16,784
Tape drives and media	9,026	2,450
	$65,692	$48,020
Information about Geographic Areas
The Company markets its products domestically and internationally, with its principal international market being Europe. Revenue is attributed to the location to which the product was shipped. The following table summarizes net revenue by geographic area (in thousands):

	Fiscal Year
	2014	2013
Americas	$24,138	$24,148
Europe, Middle East, Africa	32,070	19,516
Asia Pacific	9,484	4,356
	$65,692	$48,020
Sales to customers inside the United States comprised $20.8 million and $23.0 million of Americas net revenues during fiscal 2014 and 2013, respectively. Sales to Germany accounted for $11.3 million and $3.6 million during fiscal 2014 and 2013, respectively. Sales to France accounted for $6.9 million and $5.7 million during fiscal 2014 and 2013, respectively.
The following table presents property and equipment information for geographic areas based on the physical location of the assets (in thousands):

	Fiscal Year
	2014	2013
Europe	$2,348	$49
United States	2,159	1,965
Asia Pacific	1,292	—
Total	$5,799	$2,014

 NOTE 12 — 401K PLAN
The Company maintains an employee savings and retirement plan (the “401(k) Plan”) covering all of the Company's employees. The 401(k) Plan permits but does not require matching contributions by the Company on behalf of participants. The Company does not make matching contributions.
NOTE 13 — COMMITMENTS AND CONTINGENCIES
Leases
The Company leases various office space, production facilities, and vehicles under non-cancelable operating leases that expire in various years through fiscal year 2020. Future minimum lease payments under these arrangements are as follows (in thousands):

Minimum Lease Payments
Fiscal 2015	$2,690
Fiscal 2016	2,096
Fiscal 2017	1,541
Fiscal 2018	898
Fiscal 2019	703
Thereafter	20
$7,948
Rent expense under non-cancelable operating leases is recognized on a straight-line basis over the respective lease terms and was $2.7 million in both fiscal 2014 and 2013.
Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of June 30, 2014, the Company's had standby letters of credit of $0.7 million that were not recorded on the Company's consolidated balance sheets.

Warranty and Extended Warranty
The Company had $1.1 million and $1.9 million in deferred costs included in other current and non-current assets related to deferred service revenue at June 30, 2014 and 2013, respectively. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at June 30, 2012	$1,286	$11,739
Settlements made during the period	(530)	(13,411)
Change in liability for warranties issued during the period	394	12,026
Change in liability for pre-existing warranties	(360)	—
Liability at June 30, 2013	790	10,354
Liabilities assumed from acquisition	950	1,725
Settlements made during the period	(305)	(11,889)
Change in liability for warranties issued during the period	224	10,026
Change in liability for pre-existing warranties	(240)	—
Liability at June 30, 2014	$1,419	$10,216

Current liability	$994	$6,920
Non-current liability	425	3,296
Liability at June 30, 2014	$1,419	$10,216
Litigation
From time to time, the Company may be involved in various lawsuits, legal proceedings or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at June 30, 2014 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business.

Proposed Merger
In May 2014, the Company announced that it had signed an agreement and plan of merger by and among the Company and Sphere 3D. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against the Company, all of its directors, and Sphere 3D in the California Superior Court in and for the County of San Diego. Three of the lawsuits also named Cyrus Capital Partners, the majority shareholder of the Company, as a defendant. On June 25, 2014, the Superior Court entered an order providing for the consolidation of all cases relating to the Company's decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholders Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL. On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleges breaches of fiduciary duties and conflicts of interest against the Company's directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Company shareholders under the terms of the merger agreement. The lawsuit alleges that the other defendants aided and abetted the purported breaches of fiduciary duties by the Company's directors. The relief sought includes an injunction prohibiting the consummation of the proposed merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys' fees and costs. The Company believes the lawsuit to be without merit and intends to vigorously defend against the action. However, if the plaintiffs are successful in preventing the merger, or are awarded significant damages, it could materially and adversely affect the Company's business, financial condition, liquidity, and the market price of its common stock.
Patent Infringement
In August 2010 and October 2010, the Company filed patent infringement lawsuits in the United States District Court for the Southern District of California and United States International Trade Commission (“ITC”), respectively, against various parties. Both lawsuits claim infringement of two of the Company's U.S. Patents, Nos. 6,328,766 and 6,353,581.
In November 2011, the Company entered into a multi-year settlement and cross-licensing agreement with IBM pursuant to which the Company released all claims it had against IBM and Dell Inc. in connection with the patent infringement lawsuits the Company had filed.
In July 2014, the Company entered into a settlement and cross-license agreement with BDT pursuant to which the Company released all claims it had against BDT. In connection with the settlement, the Company also dismissed its patent infringement claims filed against PivotStor, LLC, a BDT customer based in Irvine, California, which was pending in the United States District Court for the Southern District of California.
In June 2012, the Company filed patent infringement lawsuits in the United States District Court for the Southern District of California against Spectra Logic Corporation (“Spectra Logic”), based in Boulder, Colorado, and Qualstar Corporation (“Qualstar”), based in Simi Valley, California. In the Spectra Logic case, the Company claimed infringement of U.S. Patent Nos. 6,328,766 and 6,353,581. In the Qualstar case, the Company claimed infringement of U.S. Patent No. 6,328,766.
In June 2013, Spectra Logic filed a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,328,766 with the United States Patent and Trademark Office. The petition has been assigned Case No. IPR2013-00357. In December 2013, the United States Patent and Trademark Office initiated an inter partes review proceeding involving U.S. Patent No. 6,328,766. The inter partes review proceeding is ongoing.
In January and February 2014, the District Court for the Southern District of California stayed the Company's litigation against Qualstar and Spectra Logic, respectively, pending the results of the inter partes review filed by Spectra Logic. The Company is continuing to pursue its claims against Spectra Logic and Qualstar.
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against the Company in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by the Company's products. Safe Storage is seeking monetary damages from the Company and injunctive relief.
Patent Litigation Funding Agreement
In December 2010, the Company entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against the Company in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that the Company's January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore the Company's refusal to make the payment constitutes a breach of the Funding Agreement by the Company. The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. The Company believes the lawsuit to be without merit and intends to vigorously defend against the action.
NOTE 14 — SUBSEQUENT EVENTS
Short-term Investment - Related Party
In July 2014, Sphere 3D issued common shares of Sphere 3D to the Company with a value of approximately $500,000 in accordance with the terms of the Sphere 3D supply agreement. These shares are subject to a restriction on their sale until November 19, 2014. In addition, following the September 8, 2014 amendment of the Company's note payable with Sphere 3D, the Company may not sell any shares of Sphere 3D common stock without the prior consent of Sphere 3D to such sale.
On September 17, 2014, the Company entered into an agreement to sell shares of Sphere 3D for proceeds of $1.0 million. As of September 17, 2014, the fair market value of the Company's short-term investment after the sale was $4.7 million.
NOTE 15 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of selected quarterly financial information (in thousands, except per share data):

	Quarter Ended
	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
Net revenue	$10,606	$10,636	$20,240	$24,210
Gross profit	3,569	3,666	6,572	6,508
Loss from operations	(4,096)	(4,499)	(6,862)	(8,493)
Loss before income taxes	(4,571)	(4,830)	(7,159)	(8,924)
Net loss	(4,590)	(4,316)	(6,633)	(7,385)
Net loss per share, basic and diluted	$(0.75)	$(0.60)	$(0.44)	$(0.42)

	Quarter Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Net revenue	$11,711	$12,599	$11,642	$12,068
Gross profit	3,943	4,597	3,852	4,408
Loss from operations	(4,663)	(4,112)	(5,138)	(4,962)
Loss before income taxes	(4,814)	(4,205)	(5,082)	(5,381)
Net loss	(4,863)	(4,273)	(5,086)	(5,425)
Net loss per share, basic and diluted	$(0.85)	$(0.75)	$(0.87)	$(0.90)

SCHEDULE 2
Overland Storage, Inc.
Unaudited Condensed Consolidated Interim Financial Statements
As at September 30, 2014 and June 30, 2014
and for the three months ended September 30, 2014 and 2013

Overland Storage, Inc.
Interim Financial Statements
For the three months ended September 30, 2014 and 2013
(Expressed in U.S. Dollar)

OVERLAND STORAGE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended
	September 30,
	2014	2013

	(Unaudited)
Net revenue:
Product revenue	$19,256	$6,133
Service revenue	3,640	4,473
	22,896	10,606
Cost of product revenue	14,983	5,377
Cost of service revenue	1,551	1,660
Gross profit	6,362	3,569
Operating expenses:
Sales and marketing	5,586	3,745
Research and development	1,920	1,309
General and administrative	5,811	2,611
	13,317	7,665
Loss from operations	(6,955)	(4,096)
Investment income	1,801	—
Interest expense	(364)	(314)
Other income (expense), net	(381)	(161)
Loss before income taxes	(5,899)	(4,571)
Provision for income taxes	1,395	19
Net loss	$(7,294)	$(4,590)
Net loss per share:
Basic and diluted	$(0.42)	$(0.75)
Shares used in computing net loss per share:
Basic and diluted	17,567	6,145
See accompanying notes to condensed consolidated financial statements.

OVERLAND STORAGE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Three Months Ended
	September 30,
	2014	2013

	(Unaudited)

Net loss	$(7,294)	$(4,590)
Other comprehensive income (loss):
Change in unrealized gains on related party short-term investment, net of income tax of $1,021 and $0, respectively	(1,849)	1,384
Reclassification of realized gains on related party short-term investment included in net income, net of income tax of $639 and $0, respectively	(1,162)	—
Foreign currency translation adjustments	57	75
Total other comprehensive income (loss)	(2,954)	1,459
Comprehensive loss	$(10,248)	$(3,131)
See accompanying notes to condensed consolidated financial statements.

OVERLAND STORAGE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2014	June 30, 2014
	(Unaudited)
Assets
Current assets:
Cash	$3,452	$4,262
Short-term investment — related party	3,444	7,814
Accounts receivable, net of allowance for doubtful accounts of $61 and $31, respectively	13,292	14,171
Inventories	15,821	15,525
Other current assets	3,417	2,419
Total current assets	39,426	44,191
Property and equipment, net	5,802	5,799
Goodwill	19,044	19,044
Intangible assets, net	23,142	23,784
Other non-current assets	1,331	1,121
Total assets	$88,745	$93,939
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$13,454	$11,159
Accrued liabilities	6,731	6,780
Accrued payroll and employee compensation	3,930	3,561
Income taxes payable	128	118
Accrued warranty	942	994
Deferred revenue	7,254	7,941
Other current liabilities	1,487	1,874
Current portion of debt	5,137	—
Total current liabilities	39,063	32,427
Deferred revenue, long-term	3,171	3,371
Long-term debt — related party	17,278	14,528
Long-term debt	—	5,406
Other long-term liabilities	1,794	1,413
Total liabilities	61,306	57,145
Commitments and contingencies (Note 11)
Shareholders’ equity:
Preferred stock, no par value, 1,000 shares authorized; no shares issued and outstanding as of September 30, 2014 and June 30, 2014	—	—
Common stock, no par value, 125,000 shares authorized; 17,586 and 17,540 shares issued and outstanding as of September 30, 2014 and June 30, 2014, respectively	188,326	187,434
Accumulated other comprehensive income	1,700	4,654
Accumulated deficit	(162,587)	(155,294)
Total shareholders’ equity	27,439	36,794
Total liabilities and shareholders’ equity	$88,745	$93,939
See accompanying notes to condensed consolidated financial statements.

OVERLAND STORAGE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	September 30,
	2014	2013
	(Unaudited)
Operating activities:
Net loss	$(7,294)	$(4,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	896	328
Tax provision	1,661	—
Gain on sale of short-term investment — related party	(1,801)	—
Share-based compensation	794	910
Changes in operating assets and liabilities:
Accounts receivable	879	273
Inventories	(295)	333
Accounts payable and accrued liabilities	2,008	(1,011)
Accrued payroll and employee compensation	510	(200)
Deferred revenue	(887)	(580)
Other assets and liabilities, net	(406)	251
Net cash used in operating activities	(3,935)	(4,286)
Investing activities:
Proceeds from sale of short-term investment — related party	1,000	—
Purchase of fixed assets	(270)	(190)
Purchase of intangible assets	—	(250)
Net cash provided by (used in) investing activities	730	(440)
Financing activities:
Proceeds from borrowings — related party	2,750	—
Repayment of borrowings	(270)	—
Payment for restricted stock tax liability on net settlement	(42)	(224)
Proceeds from ESPP purchases	23	49
Net cash provided by (used in) financing activities	2,461	(175)
Effect of exchange rate changes on cash	(66)	4
Net decrease in cash	(810)	(4,897)
Cash, beginning of period	4,262	8,831
Cash, end of period	$3,452	$3,934
Supplemental disclosures of non-cash activities:
Sale of short-term investment in other current assets	$1,000	$—
Fixed asset purchases in accounts payable and accrued liabilities	$463	$105
Short-term investment — related party	$500	$481
Equity award fair value adjustment to liability	$117	$145
Common stock issued for purchase of intangible assets — related party	$—	$250
See accompanying notes to condensed consolidated financial statements.

OVERLAND STORAGE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
NOTE 1 — BASIS OF PRESENTATION
Financial Statement Preparation
Overland Storage, Inc. (“Overland” or the “Company”), incorporated in September 1980, provides data protection solutions designed for backup and recovery to ensure business continuity. The Company has a portfolio of disk-based data protection solutions, including network attached storage (“NAS”) and storage area network (“SAN”) products and solutions, as well as tape-based data protection solutions, including tape and virtual tape library systems, designed for small and medium business computing environments.
The accompanying interim unaudited condensed consolidated financial statements include the accounts of Overland and its wholly-owned subsidiaries, including Tandberg Data Holdings S.à r.l. (“Tandberg”) which the Company acquired on January 21, 2014. All intercompany balances and transactions have been eliminated in consolidation. The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These condensed consolidated statements do not include all of the information and disclosures required by GAAP for complete financial statements. In the opinion of management, the unaudited financial information for the interim periods presented reflects all adjustments, which are normal and recurring, necessary for a fair statement of the Company's condensed consolidated results of operations, comprehensive loss, financial position, and cash flows as of September 30, 2014, and for all periods presented. The results reported in these condensed consolidated financial statements for the three months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the full fiscal year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's annual report on Form 10-K for the fiscal year ended June 30, 2014.
The Company operates its business in one operating segment.
Effective the second quarter of fiscal 2014, the Company changed how it reports its operations to use a 52-week fiscal year end with each year ending on June 30, compared to prior year reporting using a 52-53 week fiscal year with each year ending on the Sunday closest to June 30. The first quarter of fiscal 2014 ended September 29, 2013.
The Company has incurred losses since fiscal 2006 and negative cash flows from operating activities since fiscal 2007. As of September 30, 2014, the Company had an accumulated deficit of $162.6 million. During the first quarter of fiscal 2015, the Company incurred a net loss of $7.3 million. The Company expects to incur negative operating cash flows during the continued period of integration for its acquisition completed in January 2014 as the Company works to improve operational efficiencies.
The Company has projected its cash on hand, its short-term investment (the common shares of Sphere 3D the Company owns), available borrowings under the Company's credit facility, and other sources of funding will be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company's current forecast, including but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, (iv) changes in the historical timing of collecting accounts receivable, and/or (v) the Company's inability to liquidate its short-term investment could have a material adverse impact on the Company's ability to access the level of funding necessary to continue its operations at current levels. If any of these events occur or if we are not able to secure additional funding (including from Sphere 3D), the Company may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm the Company's business, results of operations and future prospects, and/or prevent us from consummating the proposed merger with Sphere 3D. The Company may seek debt, equity or equity-based financing (such as convertible debt) when market conditions and the merger agreement with Sphere 3D permit.

The Company's recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
Reverse Stock Split
On April 9, 2014, the Company filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of the Company's capital stock. All share, per share, and stock option data information in the accompanying consolidated financial statements and the notes thereto have been restated for all periods to reflect the reverse stock split.
Proposed Merger
In May 2014 and amended in October 2014, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Sphere 3D Corporation (“Sphere 3D”).
Pursuant to the terms of the merger agreement, upon the consummation of the merger, the Company would become a wholly owned subsidiary of Sphere 3D. The merger is expected to close in the second quarter of fiscal 2015.
At the effective time of the merger, each issued and outstanding share of common stock of the Company will be canceled and automatically converted into the right to receive 0.46385 shares of common stock of Sphere 3D, subject to adjustment in certain circumstances. The Merger Agreement contains customary reciprocal operating covenants as well as customary negative covenants. Additionally, the Company is subject to a “no-shop” restriction on its ability to solicit alternative acquisition proposals, provide information to third parties and engage in discussions with third parties (subject to exceptions in certain limited circumstance).
The Merger Agreement contains certain termination rights for both the Company and Sphere 3D. The Merger Agreement provides that, upon termination under specified circumstances, the Company would be required to pay Sphere 3D a termination fee of $3.5 million. The Company and Sphere 3D are entitled to seek specific performance in order to enforce one another's obligations under the Merger Agreement.
The Company's shareholders will be asked to vote on the approval of the Merger Agreement and the Merger at a special shareholders' meeting that will be held on a date to be announced. The closing of the Merger is subject to a condition that the Merger be approved by the affirmative vote of the holders of a majority of all outstanding shares of common stock of the Company. Consummation of the Merger is also subject to certain customary closing conditions. Certain shareholders of the Company holding a majority of the issued and outstanding shares of common stock of the Company have entered into voting agreements with Sphere 3D pursuant to which they have agreed to vote their shares of common stock in favor of the Merger at the special meeting. The Merger is not conditioned upon Sphere 3D obtaining additional financing.
The Board of Directors of the Company approved the Merger Agreement on May 15, 2014, with Eric Kelly abstaining (in order to avoid any appearance of conflict of interest resulting from his position as a director of Sphere 3D) and Daniel Bordessa abstaining (in order to avoid any appearance of conflict of interest resulting from his position as a nominee of Cyrus Capital Partners, the majority shareholder of the Company, and a holder of certain debt securities of Sphere 3D).
The terms of the Merger Agreement did not impact the Company's consolidated financial statements as of and for the period ended September 30, 2014.
Fair Value of Financial Instruments
Financial instruments including cash, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. Short-term investment is measured at fair value using Level 1 inputs from the TSX Venture Exchange on which the stock is traded. The carrying amount of the credit facilities borrowings approximate their fair value as the interest rate of the credit facilities are substantially comparable to rates offered for similar debt instruments. At September 30, 2014, the fair value of related party long-term debt is estimated at

$14.0 million using an estimated interest rate of 12%, and is classified within Level 3 of the fair value hierarchy. At September 30, 2014, the carrying value of the related party long-term debt was $17.3 million.
The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used in measuring fair value as follows:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2 -	Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data, and

Level 3 -	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern. ASU 2014-15 provides that in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-15 has not yet been determined.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-09 has not yet been determined.
In July 2013, the FASB, issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 provides that an entity is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU No. 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance affected presentation only and, therefore, did not have a material impact on the Company's consolidated financial results.

NOTE 2 — BUSINESS COMBINATION
On January 21, 2014, the Company acquired Tandberg, a privately held provider of data storage and data protection solutions, for a purchase price of approximately $49.0 million, which was paid in shares of the Company's common stock. The shareholders of Tandberg received 9,430,526 shares of the Company's common stock at $5.20 per share. This acquisition expanded the Company's number of global channel and service partners, product lines and service offerings, as well as expanded the Company's market reach in Europe and the Asia-Pacific region.
A summary of the estimated fair values of the assets acquired and liabilities assumed as of the closing date (in thousands):

Cash and cash equivalents	$1,715
Restricted cash	400
Accounts receivable	7,571
Inventories	6,416
Property and equipment	3,763
Identifiable intangible assets	24,260
Other assets	1,959
Total identifiable assets acquired	46,084
Current liabilities	(13,796)
Other liabilities	(2,293)
Total identifiable liabilities assumed	(16,089)
Net identifiable assets acquired	29,995
Goodwill	19,044
Net assets acquired	$49,039
Goodwill is comprised of expected synergies from combining Tandberg's operations with that of the Company, reduction in future combined research and development expenses, and intangible assets, such as acquired workforce, that do not qualify for separate recognition.
The fair value estimates for the assets acquired and liabilities assumed for the acquisition were based on estimates and analysis, including work performed by third-party valuation specialists. None of the goodwill recognized upon acquisition is deductible for tax purposes.

The following unaudited pro forma combined financial information gives effect to the acquisition as if it were consummated on July 1, 2012 (the beginning of the earliest fiscal period presented). The unaudited pro forma combined financial information is presented for informational purposes only, is not intended to represent or be indicative of the results of operations of the Company that would have been reported had the acquisition occurred on July 1, 2012, and should not be taken as representative of future consolidated results of operations of the combined company (in thousands):

Three Months Ended
September 30, 2013

Net revenue	$24,323
Net loss	$(6,996)
Net loss per share	$(0.40)
NOTE 3 — SHORT-TERM INVESTMENT - RELATED PARTY
In July 2013, the Company entered into a supply agreement with Sphere 3D Corporation (“Sphere 3D”). For certain payments under the supply agreement, Sphere 3D has issued common shares to the Company. Sphere 3D's common shares are traded on the TSX Venture Exchange and the NASDAQ Global Market. The short-term investment is classified as available-for-sale marketable securities. See note 6 for additional related party disclosure.
The following summarizes short-term investments (in thousands):

	September 30, 2014
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investment — related party	$781	$2,801	$(138)	$3,444

	June 30, 2014
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investment — related party	$481	$7,333	$—	$7,814
As of September 30, 2014, a portion of the Company's investment in Sphere 3D is in a gross unrealized loss position, all of which had been in such position for less than twelve months. Based on the Company's review of these securities, the Company believes it had no other-than-temporary impairments on these securities as of September 30, 2014.
NOTE 4 — INVENTORIES
The following table summarizes inventories (in thousands):

	September 30, 2014	June 30, 2014
Raw materials	$4,652	$4,767
Work in process	843	875
Finished goods	10,326	9,883
	$15,821	$15,525

NOTE 5 — INTANGIBLE ASSETS
The following table summarizes purchased intangible assets (in thousands):

	September 30, 2014	June 30, 2014
Developed technology	$23,467	$23,467
Customer contracts and trade names	3,853	3,853
Customer relationships(1)	1,043	1,120
	28,363	28,440
Less: Accumulated amortization	(7,321)	(6,756)
Total finite-lived intangible assets, net	21,042	21,684
Indefinite lived intangible assets - trade name	2,100	2,100
Total intangible assets, net	$23,142	$23,784
____________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.

Amortization expense of intangible assets was $0.6 million and $0.2 million during the first quarter of fiscal 2015 and 2014, respectively. Estimated amortization expense for intangible assets is approximately $1.7 million for the remainder of fiscal 2015 and $2.2 million, $2.0 million, $1.8 million, $1.8 million and $1.8 million in fiscal 2016, 2017, 2018, 2019, and 2020, respectively.
NOTE 6 — RELATED PARTY
In July 2013, the Company entered into a supply agreement, and a technology license agreement, with Sphere 3D. As consideration for the transactions contemplated by the technology license agreement, the Company paid Sphere 3D $250,000 in cash and issued Sphere 3D shares of common stock with a value at the time of issuance of approximately $250,000. As payments under the supply agreement, Sphere 3D issued common shares with a value as of the date of issuance equal to approximately $0.5 million to the Company during both the three months ended September 30, 2014 and 2013.
During the quarter ended September 30, 2014, Sphere 3D entered into a commercial relationship with a third party customer to sell a license to its Glassware product. The customer required that the Glassware product be provided through one of its preapproved distribution partners. Sphere 3D did not have a relationship with such distribution partner and in order to facilitate such transaction on a timely basis, Sphere 3D and Overland agreed that Overland would purchase the Glassware product from Sphere 3D and resell it to the distribution partner, with whom Overland had a preexisting relationship. As a result, Overland issued a purchase order of approximately $0.3 million for the Glassware products being supplied through the distribution partner.
In connection with the July 2013 Sphere 3D transaction, Eric Kelly, the Company's President and Chief Executive Officer, was appointed chairman of the board of directors of Sphere 3D. Mr. Kelly was also awarded an option to purchase up to 850,000 shares of common stock of Sphere 3D with an exercise price of approximately $0.63.
At September 30, 2014, the Company had $0.6 million, $0.3 million, $0.6 million, and $0.7 million in accounts receivable, inventory, accrued expenses, and other long-term liabilities, respectively, related to the Sphere 3D supply agreement. At June 30, 2014, the Company had $0.5 million and $0.2 million in accounts receivable and other long-term liabilities, respectively, related to the Sphere 3D supply agreement. The Company recognized $0.6 million and zero in revenue related to the supply agreement during the three months ended September 30, 2014 and 2013, respectively. No related party expense, other than debt interest expense, was recognized during the three months ended September 30, 2014 and 2013.

NOTE 7 — DEBT
Credit Facility
In August 2011, the Company entered into a loan and security agreement, or credit facility, which allows for revolving cash borrowings up to $8.0 million. The proceeds of the credit facility may be used to fund the Company's working capital and to fund its general business requirements. The obligations under the credit facility are secured by substantially all assets of the Company other than 65% of the stock of its foreign subsidiaries, which are pledged under the Company's convertible notes. Borrowings under the credit facility bear interest at the prime rate (as defined in the credit facility) plus a margin of either 1.00% or 1.25%, depending on the Company's liquidity coverage ratio. The Company is also obligated to pay other customary facility fees and arrangement fees for a credit facility of this size and type. In August 2013, the credit facility was amended to extend the scheduled maturity date to August 7, 2015 and add a separate line of credit in the amount of $750,000 for letters of credit, foreign exchange contracts, and cash management. In March 2014, the credit facility was amended to provide for a $3.0 million sublimit for advances to one of the Company's subsidiaries. Borrowings under the sublimit bear interest at the prime rate (as defined in the credit facility) plus a margin of either 2.00% or 2.25%, depending on the Company's net cash. At September 30, 2014, the interest rates on the credit facility and the sublimit were 4.5% and 5.5%, respectively.
The credit facility requires the Company to comply with a liquidity coverage ratio and contains customary covenants, including covenants that limit or restrict the Company's and its subsidiaries' ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. The credit facility specifies customary events of default (some of which are subject to applicable grace or cure periods) including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. Upon the occurrence of an event of default under the credit facility, the lender may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and deduct such amounts from the Company’s lockbox account on deposit with the bank. At September 30, 2014, the Company was in compliance with all covenants of the credit facility.
At September 30, 2014 and June 30, 2014, the Company had $5.1 million and $5.4 million, respectively, outstanding on the credit facility. At September 30, 2014, an external borrowing capacity of up to $2.9 million remained on the credit facility. Payment is due in full upon maturity on August 7, 2015.
Convertible Notes - Related Party
In February 2013, the Company entered into a note purchase agreement (the “NPA”) with the purchasers party thereto (the “Purchasers”), including certain affiliates of Cyrus Capital Partners, L.P. (the “Cyrus Purchasers”), which was amended in March 2013. The Company sold to the Purchasers convertible promissory notes (the “Initial Notes”) of the Company in an aggregate original principal amount of $13.25 million. On November 1, 2013, the Company amended and restated the NPA and agreed to sell additional convertible promissory notes (the “Additional Notes” and, together with the Initial Notes, the “Notes”) to the Cyrus Purchasers. The Company issued the Additional Notes in amounts of $3.0 million, $2.0 million, and $2.0 million on November 12, 2013, December 24, 2013, and January 21, 2014, respectively.
The Initial Notes are scheduled to mature in February 2017. The Additional Notes are scheduled to mature four years from date of issuance. Debt issuance costs of $0.3 million have been included in other assets and will be amortized over the term of the Notes. The Notes bear interest at a rate of 8% per annum, payable semi-annually.
On November 8, 2013, the Company issued 1,649,579 shares of common stock to the Purchasers in satisfaction of approximately $10.7 million of the Initial Notes. On November 8, 2013, the Cyrus Purchasers, the beneficial owners of Tandberg, became the sole holders of the outstanding Notes. In January 2014, the Company completed the acquisition of Tandberg.
At September 30, 2014 and June 30, 2014, the Notes' principal balance was $9.5 million and has been recorded as long-term debt — related party. No payments of principal are due within the next 12 months.
Through July 2015, the Company may, subject to certain limitations, pay interest in cash or in shares of common stock at its option. Subsequent to July 2015, if at any time the Cyrus Purchasers hold 20% or more of the then outstanding common stock, the Cyrus Purchasers (and not the Company) will have the option to determine whether the applicable interest payment payable to the Cyrus Purchasers during such time is payable in cash or shares of common stock. The number of shares of common stock that may be issued as payment of interest on the Notes will be determined by dividing the amount of interest due to the holders of the Notes by the volume weighted average of the closing prices of one share of common stock as reported on the NASDAQ Capital Market for the 20 consecutive trading days up to and including the trading day on the third trading day prior to the valuation date, using the interest payment due date as the valuation date; provided the Company may not pay interest in shares of common stock at a price per share lower than, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50 (in each case as adjusted from time to time for items such as stock splits, combinations, reclassifications, or recapitalizations). In the event of a share price lower than, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50, the Company has the option to pay interest in a combination of shares of common stock and cash so long as the number of shares of common stock that the Company issues does not exceed the quotient obtained by dividing the interest payable at such time by, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50, and the difference between the amount of the interest paid in shares and the average closing price of the shares of common stock, determined as described above, will be payable in cash. Interest expense for the Notes was $0.2 million and $0.3 million for the three months ended September 30, 2014 and 2013, respectively.
The Cyrus Purchasers may elect to convert all or a portion of the outstanding principal amount of such Purchaser's Note into shares of common stock (subject to certain limitations) in an amount equal to the principal amount of the Notes being converted divided by, in the case of the Initial Notes, $6.50, and in the case of the Additional Notes, $5.00, in each case subject to adjustment as set forth in the NPA, such as stock splits.
The Company may, at its option, convert the outstanding Initial Notes or Additional Notes, as applicable, into shares of common stock (subject to certain limitations) on the first trading day immediately following the date that the closing bid price of the common stock exceeds, in the case of the Initial Notes, $13.00, and in the case of the Additional Notes, $7.50, for 10 consecutive trading days.
The obligations under the Notes are secured by a pledge of 65% of the Company's stock in each of its foreign subsidiaries.
The NPA contains customary covenants, including covenants that limit or restrict the Company's ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the NPA, the Cyrus Purchasers may declare all amounts outstanding to be immediately due and payable. The NPA specifies a number of events of default (some of which are subject to applicable grace or cure periods) including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. In the event of default, the interest rate shall automatically increase to 11%. The Company has also granted certain registration rights to the Notes' Purchasers. At September 30, 2014, the Company was in compliance with all covenants of the Notes.
Note Payable - Related Party
In May 2014, the Company issued a note to Sphere 3D, which was amended and restated on September 8, 2014 to increase the principal amount under the note to the greater of the amount actually borrowed from Sphere 3D and $10 million. The note is subordinated to certain existing indebtedness and is secured by the Company's inventory and shares of common stock of Sphere 3D owned by the Company. The note bears interest at the prime rate (as defined in the agreement) plus 2% which is payable in kind semi-annually through an increase in the principal balance of the note. At September 30, 2014, the interest rate on the note was 5.25% and the principal balance was $7.8 million, recorded as long-term debt - related party. Interest expense for the note was $0.1 million and zero during the three months ended September 30, 2014 and 2013, respectively.
The note is payable in full in one lump sum on May 15, 2018; provided however that immediately prior to the closing of the proposed merger with Sphere 3D, the note is required to be repaid in shares of common stock of Sphere 3D owned by the Company with a value equal to the total borrowings under the note, and to the extent the note is not repaid in full by such transfer of shares, any remaining portion of the note will remain outstanding following the completion of the merger. In addition, following the September 2014 amendment of the note, the Company may not sell any shares of Sphere 3D common stock without the prior consent of Sphere 3D to such sale.

NOTE 8 — EQUITY
Restricted Stock
During the first quarter of fiscal 2015, the Company issued 38,555 shares of common stock in conjunction with vested restricted stock units. The restricted stock unit holders surrendered 10,696 restricted stock units to pay for minimum withholding taxes totaling $42,000. During the first quarter of fiscal 2014, the Company issued 89,659 shares of common stock in conjunction with vested restricted stock units, and the restricted stock unit holders surrendered 40,641 restricted stock units to pay for minimum withholding taxes totaling $0.2 million. Options and restricted stock units outstanding were approximately 2.1 million shares and 2.2 million shares as of September 30, 2014 and June 30, 2014, respectively.
Employee Stock Purchase Plan
During the first quarter of fiscal 2015 and 2014, the Company issued 7,973 and 10,871, respectively, shares of common stock purchased through the Company's 2006 employee stock purchase plan.
NOTE 9 — NET LOSS PER SHARE
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed based on the weighted-average number of shares of common stock outstanding during the period increased by the weighted-average number of dilutive common stock equivalents outstanding during the period, using the treasury stock method. Dilutive common stock equivalents are comprised of options granted under the Company's stock option plans, employee stock purchase plan (“ESPP”) share purchase rights, convertible notes, and common stock purchase warrants. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company's net loss position.
Anti-dilutive common stock equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	Three Months Ended
	September 30,
	2014	2013
Restricted stock not yet vested and released	1,854	419
Options outstanding and ESPP share purchase rights	277	309
Common stock purchase warrants	2,875	2,726
Convertible notes	1,789	2,038
Convertible notes interest	523	795
NOTE 10 — INCOME TAXES
The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties in its condensed consolidated balance sheets at September 30, 2014 and June 30, 2014, and recognized no interest or penalties in the condensed consolidated statements of operations for the three months ended September 30, 2014 and 2013.
The Company's ability to use its net operating loss and research and development credit carryforwards may be substantially limited due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions. The Company has not completed a study.

NOTE 11 — COMMITMENTS AND CONTINGENCIES
Warranty and Extended Warranty
The Company had $1.0 million and $1.1 million in deferred costs related to deferred service revenue at September 30, 2014 and June 30, 2014, respectively. Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at June 30, 2014	$1,419	$10,216
Settlements made during the period	(44)	(2,661)
Change in liability for warranties issued during the period(1)	113	1,947
Change in liability for pre-existing warranties	(159)	—
Liability at September 30, 2014	$1,329	$9,502

Current liability	$942	$6,397
Non-current liability	387	3,105
Liability at September 30, 2014	$1,329	$9,502
____________________

(1)	Includes the impact of foreign currency exchange rate fluctuations.
Litigation
From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at September 30, 2014 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business.
Proposed Merger
In May 2014, the Company announced that it had signed an agreement and plan of merger by and among the Company and Sphere 3D. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against the Company, all of its directors, and Sphere 3D in the California Superior Court in and for the County of San Diego. Three of the lawsuits also named Cyrus Capital Partners, the majority shareholder of the Company, as a defendant. On June 25, 2014, the Superior Court entered an order providing for the consolidation of all cases relating to the Company's decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholders Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL. On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleges breaches of fiduciary duties and conflicts of interest against the Company's directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Company shareholders under the terms of the merger agreement. The lawsuit alleges that the other defendants aided and abetted the purported breaches of fiduciary duties by the Company's directors. The relief sought includes an injunction prohibiting the consummation of the proposed merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys' fees and costs.
On October 13, 2014, the plaintiffs and the Company Defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Consolidated Action and Merger Actions. The Memorandum of Understanding provides, among other things, that additional disclosures would be made concerning the analysis performed by the Company’s financial advisor relating to the proposed merger, the Company’s management projections, and the circumstances leading up to the proposed merger.

While the Company believes that the lawsuits are without merit, and the Company specifically denies the allegations made in the lawsuits and maintains that it and the other defendants committed no wrongdoing whatsoever, to permit the timely consummation of the proposed merger, and without admitting the validity of any allegations made in the lawsuits, the Company concluded that it is desirable that the Consolidated Action and Merger Actions be resolved. The proposed settlement of the Consolidated Action and Merger Actions, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the defendants relating to the proposed merger and the allegations in the Consolidated Action and Merger Actions. There can be no assurance that the settlement will be finalized or that the Superior Court will approve the settlement.
Patent Infringement
In August 2010 and October 2010, the Company filed patent infringement lawsuits in the United States District Court for the Southern District of California and United States International Trade Commission (“ITC”), respectively, against various parties. Both lawsuits claim infringement of two of the Company's U.S. Patents, Nos. 6,328,766 and 6,353,581.
In November 2011, the Company entered into a multi-year settlement and cross-licensing agreement with IBM pursuant to which the Company released all claims it had against IBM and Dell Inc. in connection with the patent infringement lawsuits the Company had filed.
In July 2014, the Company entered into a settlement and cross-license agreement with BDT pursuant to which the Company released all claims it had against BDT. In connection with the settlement, the Company also dismissed its patent infringement claims filed against PivotStor, LLC, a BDT customer based in Irvine, California, which was pending in the United States District Court for the Southern District of California.
In June 2012, the Company filed patent infringement lawsuits in the United States District Court for the Southern District of California against Spectra Logic Corporation (“Spectra Logic”), based in Boulder, Colorado, and Qualstar Corporation (“Qualstar”), based in Simi Valley, California. In the Spectra Logic case, the Company claimed infringement of U.S. Patent Nos. 6,328,766 and 6,353,581. In the Qualstar case, the Company claimed infringement of U.S. Patent No. 6,328,766.
In June 2013, Spectra Logic filed a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,328,766 with the United States Patent and Trademark Office. The petition has been assigned Case No. IPR2013-00357. In December 2013, the United States Patent and Trademark Office initiated an inter partes review proceeding involving U.S. Patent No. 6,328,766. On November 7, 2014, the United States Patent and Trademark Office issued a Final Written Decision finding claims 1-11 of U.S. Patent No. 6,328,766 to be unpatentable. The Company has the option to appeal the decision to the United States Court of Appeals for the Federal Circuit.
In January and February 2014, the District Court for the Southern District of California stayed the Company's litigation against Qualstar and Spectra Logic, respectively, pending the results of the inter partes review filed by Spectra Logic. The Company is continuing to pursue its claims against Spectra Logic and Qualstar.
In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against the Company in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by the Company's products. Safe Storage is seeking monetary damages from the Company and injunctive relief.
Patent Litigation Funding Agreement
In December 2010, the Company entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against the Company in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that the Company's January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore the Company's refusal to make the payment constitutes a breach of the Funding Agreement by the Company. The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. The Company believes the lawsuit to be without merit and intends to vigorously defend against the action.

NOTE 12 — SUBSEQUENT EVENTS
Note Payable - Related Party
On October 13, 2014, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with FBC Holdings S.à r.l. (the “Lender”), the majority shareholder of the Company and an affiliate of Cyrus Capital Partners, L.P. Pursuant to the Loan Agreement, the Lender loaned to the Company $7.5 million (the “Loan”). The Loan is scheduled to mature on the second anniversary of the funding date of the Loan; provided, however, that if the closing of the proposed merger between the Company and Sphere SD does not occur prior to January 12, 2015, the Company shall be required to pay the Loan in full on such date, together with all accrued and unpaid interest thereon. Outstanding principal under the Loan will bear interest at 8.0% simple interest per annum, payable semi-annually in arrears on the last day of June and December of each year.
On October 14, 2014, the Company paid $2.5 million of the Company’s outstanding note payable to Sphere 3D.
Amendment to Merger Agreement
On October 13, 2014, the Company entered into an Amendment to Agreement and Plan of Merger (the “Amendment to the Merger Agreement”) with Sphere 3D. Pursuant to the Amendment to the Merger Agreement, Sphere 3D consented to the entry by the Company into the Loan Agreement with the Lender and the completion of the transactions contemplated thereby. Sphere 3D additionally agreed to guaranty $2.5 million in principal amount of the Loan as described above and to permit the Company to transfer 25,000 shares of common stock of Sphere 3D to the holders of the existing convertible notes issued by the Company (all of which are affiliates of the Lender) as a fee for waiving the debt and lien restrictions under such convertible notes.
In exchange for the consent of Sphere 3D to the entry by the Company into the Loan Agreement and the issuance of shares of common stock by Sphere pursuant to the Conversion and the Waiver Issuance, the Company agreed in the Amendment to the Merger Agreement to reduce the Exchange Ratio from 0.510594 to 0.46385, subject to adjustment in certain circumstances.

SCHEDULE 3
SPHERE 3D CORPORATION
Unaudited Pro Forma Condensed Combined Financial Information
As at and for the nine months ended September 30, 2014
and for the year ended December 31, 2013

SPHERE 3D CORPORATION
Unaudited Pro Forma Condensed Combined Financial Information
(Expressed in U.S. dollar unless otherwise noted)
(Prepared by Management)
As at and for the nine months ended September 30, 2014
and for the year ended December 31, 2013

Sphere 3D CORPORATION
Unaudited Pro Forma Condensed Combined Balance Sheet
(in thousands)
As of September 30, 2014
	Historical						Pro Forma
	Sphere 3D	Sphere 3D			Sphere 3D	Overland	Adjustments		Combined
	in IFRS	in IFRS			in US GAAP	in US GAAP	in US GAAP		in US GAAP
	CAD	USD	Adjustments	Notes	USD	USD	USD	Notes	USD
Assets
Current Assets:
Cash and cash equivalents	$2,988	$2,666			$2,666	$3,452	$7,500	3j.	$13,618
Short-term investment — related party	—	—			—	3,444	(3,444)	3b.	—
Investments	189	169			169	—	(139)	3a.4	30
Accounts receivable, net	3,704	3,305			3,305	13,292	(754)	3c.	15,843
Inventories	129	115			115	15,821	(23)	3c.	15,913
Other current assets	831	741			741	3,417	(210)	3c.	3,948
Total current assets	7,841	6,996			6,996	39,426	2,930		49,352

Property and equipment, net	650	580			580	5,802	(166)	3c.	6,216
Goodwill and trade name	—	—			—	19,044	—		19,044
Unallocated purchase price representing	—	—			—	—	49,331	3a.1	21,045
Goodwill and/or intangible assets							(188,326)	3a.2
							161,165	3a.2
							(54)	3a.3
							244	3a.4
							(526)	3a.5
							(789)	3a.5
Intangible assets	17,204	15,349			15,349	23,142	(511)	3c.	37,980
Other assets	9,005	8,034			8,034	1,331	(4,908)	3b.	4,457
Total assets	$34,700	$30,959			$30,959	$88,745	$18,390		$138,094

Sphere 3D CORPORATION
Unaudited Pro Forma Condensed Combined Balance Sheet (continued)
(in thousands)
As of September 30, 2014
	Historical						Pro Forma
	Sphere 3D	Sphere 3D			Sphere 3D	Overland	Adjustments		Combined
	in IFRS	in IFRS			in US GAAP	in US GAAP	in US GAAP		in US GAAP
	CAD	USD	Adjustments	Notes	USD	USD	USD	Notes	USD
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,185	$1,057			$1,057	$13,454	$(307)	3c.	$13,415
							(789)	3a.6
Contingent liability	4,085	3,645			3,645	—	—		3,645
Accrued liabilities	1,390	1,240			1,240	13,218	(54)	3a.3	13,794
							(84)	3c.
							(526)	3a.5
Current potion of long-term debt						5,137			5,137
Deferred revenue	180	161			161	7,254	—		7,415
Total current liabilities	6,840	6,103			6,103	39,063	(1,760)		43,406
Convertible debenture	5,315	4,742	$258	6a.	5,000	—	(5,000)	3d.	—
Long-term debt - related party	—	—			—	17,278	5,000	3d.	19,528
							7,500	3j.
							(2,500)	3j.
							(7,750)	3b.
Derivative liability	391	349	(349)	6a.	—	—	—		—
Deferred revenue	—	—			—	3,171	—		3,171
Other long-term liabilities	—	—			—	1,794	(738)	3c.	1,056
Total liabilities	12,546	11,194	(91)		11,103	61,306	(5,248)		67,161
Shareholders' equity:
Preferred stock	—	—			—	—	—
Common stock	22,463	20,041	11,357	6b.	31,398	188,326	49,331	3a.1	83,229
							2,500	3j.
							(188,326)	3a.2
Treasury stock							(738)	3i.	(738)
Other equity	12,729	11,357	(11,357)	6b.	—	—	—
Accumulated other comprehensive gain (loss)	—	—			—	1,700	(1,716)	3b.	(16)
Accumulated deficit	(13,038)	(11,633)	91		(11,542)	(162,587)	161,165	3a.2	(11,542)
							1,422	3c.
Shareholders' equity	22,154	19,765	91		19,856	27,439	23,638		70,933
Total liabilities and equity	$34,700	$30,959	$—		$30,959	$88,745	$18,390		$138,094

Sphere 3D CORPORATION
Unaudited Pro Forma Condensed Combined Statement of Operations
(in thousands, except per share data)
For the Nine Months Ended September 30, 2014
	Historical				Pro Forma
	Sphere 3D	Sphere 3D	Sphere 3D	Overland
				in US GAAP	Adjustments		Combined
	in IFRS	in IFRS	in US GAAP	(with pro forma adjustments)	in US GAAP		in US GAAP
	CAD	USD	USD	USD	USD	Notes	USD
Net revenues
Product revenue	$4,372	$3,997	$3,997	$56,838	$(2,151)	3c.	$58,684
Service revenue	—	—	—	12,611			12,611
	4,372	3,997	3,997	69,449	(2,151)		71,295
Cost of product revenue	2,148	1,964	1,964	44,035	(1,076)	3c.	44,923
Cost of service revenue	—	—	—	5,670			5,670
Gross profit	2,224	2,033	2,033	19,744	(1,075)		20,702
Operating expenses:
Sales and marketing	1,738	1,588	1,588	17,498			19,086
Research and development	—	—	—	5,612			5,612
General and administrative	7,517	6,880	6,880	18,865	(1,881)	3e.	23,629
					(235)	3c.
	9,255	8,468	8,468	41,975	(2,116)		48,327
Loss from operations	(7,031)	(6,435)	(6,435)	(22,231)	1,041		(27,625)
Investment income (loss)	(71)	65	65	1,801			1,866
Interest income	122	112	112	—	(110)	3c.	2
Interest expense	(272)	(249)	(249)	(1,005)	110	3c.	(1,444)
					(300)	3k.
Other income (expense), net	101	93	93	(523)	(91)	3f.	(521)
(Loss) before income taxes	(7,151)	(6,414)	(6,414)	(21,958)	650		(27,722)
Provision (benefit) for income taxes	—	—	—	(664)	725	3g.	61
Net loss	$(7,151)	$(6,414)	$(6,414)	$(21,294)	$(75)		$(27,783)

Net loss per share:
Basic and diluted	(0.31)	(0.28)	(0.28)	(1.22)			$(0.89)
Shares used in computing net loss per share:
Basic and diluted	22,880	22,880	22,880	17,505	3h.		31,314

Sphere 3D CORPORATION
Unaudited Pro Forma Condensed Combined Statement of Operations
(in thousands, except per share data)
For the Year Ended December 31, 2013
	Historical				Pro Forma
				Overland
	Sphere 3D	Sphere 3D	Sphere 3D	in US GAAP	Adjustments		Combined
	in IFRS	in IFRS	in US GAAP	(with pro forma adjustments)	in US GAAP		in US GAAP
	CAD	USD	USD	USD	USD	Notes	USD
Net revenues
Product revenue	$—	$—	$—	$81,200	$(197)	3c.	$81,003
Service revenue	—	—	—	22,248	—		22,248
Royalty revenue	—	—	—	1,075	—		1,075
	—	—	—	104,523	(197)		104,326
Cost of product revenue	—	—	—	64,634	(99)	3c.	64,535
Cost of service revenue	—	—	—	8,777	—		8,777
Gross profit	—	—	—	31,112	(98)		31,014
Operating expenses:
Sales and marketing	195	189	189	29,254			29,443
Research and development	519	504	504	9,471			9,975
General and administrative	1,623	1,576	1,576	20,886	135	3l.	22,585
					(12)	3c.
	2,337	2,269	2,269	59,611	123		62,003
Loss from operations	(2,337)	(2,269)	(2,269)	(28,499)	(221)		(30,989)
Interest income	4	4	4	—	—		4
Interest expense	(3)	(3)	(3)	(1,314)	(400)	3k.	(1,717)
Other income (expense), net	(42)	(40)	(40)	(276)	36	3f.	(280)
(Loss) before income taxes	(2,378)	(2,308)	(2,308)	(30,089)	(585)		(32,982)
Provision (benefit) for income taxes	—	—	—	(771)	560	3g.	(211)
Net loss	$(2,378)	$(2,308)	$(2,308)	$(29,318)	$(1,145)		$(32,771)

Net loss per share:
Basic and diluted	$(0.14)	$(0.13)	$(0.13)	$(1.72)			$(1.26)
Shares used in computing net loss per share:
Basic and diluted	17,331	17,331	17,331	17,005	3h.	4.	25,912

SPHERE 3D CORPORATION
Notes to the pro forma condensed combined financial statements
(Expressed U.S. dollars) (unaudited)

1.BASIS OF PRESENTATION
The unaudited pro forma condensed combined financial information of Sphere 3D Corporation (“Sphere 3D”) have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“U.S. GAAP”) from information derived from the historical consolidated financial statements and notes thereto of Sphere 3D, historical consolidated financial statements and notes thereto of Overland Storage, Inc. (“Overland”) and historical consolidated financial statements and notes thereto, of Tandberg Data Holdings S.à r.l. (“Tandberg”).
The unaudited pro forma condensed combined financial information has been prepared by the management of Sphere 3D in connection with Sphere 3D’s acquisition (the “Acquisition”) of Overland and give effect to the prior acquisition of Tandberg by Overland on January 21, 2014.
The unaudited pro forma condensed combined balance sheet has been prepared as if the Acquisition had occurred on September 30, 2014. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the nine month period ended September 30, 2014 have been prepared as if the Acquisition had occurred on January 1, 2013 and the acquisition of Tandberg by Overland had occurred on January 1, 2013. The unaudited pro forma condensed combined financial information has been prepared in accordance with U.S. GAAP, which differs in certain respects from Sphere 3D’s accounting policies as disclosed in Sphere 3D’s December 31, 2013 audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements of Overland and Tandberg are prepared in accordance with U.S. GAAP.
The historical financial statements have been adjusted in the pro forma financial statements to give effect to events that are (1) directly attributable to the pro forma events, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined statements of operations do not reflect any non-recurring charges directly related to the pro forma events that may be incurred upon completion of the transactions. Further, because the tax rate used for these pro forma financial statements is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to completion of the pro forma events, and no adjustment has been made to the unaudited pro forma condensed combined financial information as it relates to limitations on the ability to utilize deferred tax assets, such as those related to net operating losses and tax credit carryforwards, as a result of the pro forma events.
The unaudited pro forma condensed combined financial information is prepared and presented in U.S. dollars (“USD”) as, after completion of the Acquisition, the consolidated financial statements of the combined company will adopt a functional currency of USD as the reporting currency. In accordance with ASC 830-20-30, Foreign Currency Matters, the historical consolidated financial statements of Sphere 3D, which are presented in Canadian dollars (“CAD”), are translated from CAD to USD at the exchange rate in effect as at September 30, 2014 in the unaudited pro forma condensed combined balance sheet and at the average exchange rate in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2013 and the nine month period ended September 30, 2014.
The allocation of the purchase price is preliminary. Management continues to assess and review the fair values of the net assets acquired. Since the Company continues to finalize the valuation of assets acquired and liabilities assumed at the

SPHERE 3D CORPORATION
Notes to the pro forma condensed combined financial statements
(Expressed U.S. dollars)(unaudited)

1.	BASIS OF PRESENTATION (continued)
date of the acquisition, the allocation of the acquisition price could vary significantly from the amounts used in these unaudited pro forma condensed consolidated financial statements.
The consolidated financial statements of the consolidated entity will be prepared and presented in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information of Sphere 3D has been prepared from and includes:

•
The unaudited pro forma condensed combined balance sheet as at September 30, 2014, combines (i) the unaudited consolidated balance sheet of Sphere 3D as at September 30, 2014, prepared in accordance with IFRS as issued by the IASB as contained in Sphere 3D’s Report of Foreign Private Issuer on Form 6-K and then converted to USD and U.S. GAAP for the purpose of the unaudited pro forma condensed combined financial information and (ii) the unaudited consolidated balance sheet of Overland as at September 30, 2014 prepared in accordance with U.S. GAAP as contained in Overland’s financial report on Form 10-Q for the periods ended September 30, 2014 and 2013.

•
The unaudited pro forma condensed combined statement of operations for the nine month period ended September 30, 2014 combines (i) the unaudited consolidated statement of comprehensive loss of Sphere 3D for the nine month period ended September 30, 2014 prepared in accordance with IFRS as issued by the IASB, as contained in Sphere 3D’s Report of Foreign Private Issuer on Form 6-K, and then converted to USD and U.S. GAAP for the purpose of the unaudited pro forma condensed combined financial information and (ii) the unaudited interim condensed consolidated statement of operations of Overland for the nine month period ended September 30, 2014 prepared in accordance with U.S. GAAP as derived by subtracting its interim results for the six months ended December 31, 2013 from its financial results for the year ended June 30, 2014 and adding the unaudited interim condensed consolidated statement of operations of Overland for the three month period ended September 30, 2014, as well as the other information contained in this report. The unaudited pro forma condensed combined statement of operations (with pro forma adjustments) for the nine months ended September 30, 2014 reflects the activity and financial results of Tandberg prior to the acquisition of Tandberg by Overland for the period from January 1, 2014 to January 21, 2014, the presentation of which is included elsewhere in this report. The activity and financial results of Tandberg after the acquisition of Tandberg by Overland are reflected in Overland’s unaudited historical consolidated financial statements for the nine month period ended September 30, 2014 prepared in accordance with U.S. GAAP as derived from Overland’s audited consolidated financial statements for the year ended June 30, 2014, and the unaudited financial statements for the six-month period ended December 31, 2013 and three month period ended September 30, 2014. The unaudited pro forma condensed combined statement of operations (with pro forma adjustments) should be read in conjunction with the unaudited pro forma condensed combined financial information prepared from the consolidated financial statements of Overland and the consolidated financial statements of Tandberg, included elsewhere in this report.

•
The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 combines (i) the audited consolidated statement of comprehensive loss of Sphere 3D for the year ended December 31, 2013 prepared in accordance with IFRS as contained in Sphere 3D’s annual report on Form 40-F and then converted to USD and U.S. GAAP for the purpose of the unaudited pro forma condensed combined financial information; with (ii) the historical consolidated financial information of Overland, with pro forma adjustments for the year ended December 31, 2013, derived from (A) the audited consolidated financial statements for the year ended June 30, 2013 as contained in Overland’s Annual Report on Form 10-K for the year ended June 30, 2014, plus (B) the historical consolidated financial information in the unaudited financial statements for the six-month periods ended December 31, 2013 and 2012 contained in Overland’s Quarterly Report on Form 10-Q for the three and six month periods ended December 31, 2013 less (C) the historical consolidated financial Information contained in the unaudited interim financial statements for the six-month period ended December 31, 2012 contained in Overland’s Quarterly Report on Form 10-Q for the three and six month periods ended December 31, 2013; and (iii) the audited financial statements of Tandberg for the year ended December 31, 2013 contained in Overland’s Current Report on Form 8-K filed July 23, 2014.

SPHERE 3D CORPORATION
Notes to the pro forma condensed combined financial statements
(Expressed U.S. dollars)(unaudited)

1.	BASIS OF PRESENTATION (continued)
The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and notes included therein of Sphere 3D, Overland and Tandberg, as referred to above and included elsewhere in this report. Further review may identify additional differences between the accounting policies of Sphere 3D and Overland that, when conformed, could have a material impact on the financial statements of the combined company. At this time, Tandberg, Overland and Sphere 3D are not aware of any accounting policy differences that would have a material impact on the unaudited pro forma condensed combined financial information of the combined company that are not reflected in the pro forma adjustments.
In April 2014, Overland filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of Overland’s capital stock. All share and per share data information included in this report reflect the reverse stock split.
The Acquisition reflected in the unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, under U.S. GAAP. Sphere 3D is considered the legal and accounting acquirer. Under the acquisition method, the total estimated consideration is calculated as described in Note 2 to the unaudited pro forma condensed combined financial information. In accordance with the accounting guidance for business combinations, the assets acquired and liabilities assumed will be measured at their estimated fair value. The acquisition method of accounting takes into account the total consideration transferred to Overland’s assets and liabilities based on their historical amounts as no valuation has occurred at this time to determine their respective fair values.
It is Sphere 3D’s management’s opinion that the unaudited pro forma condensed combined financial information includes all adjustments necessary for the fair presentation of the transactions described herein. These unaudited pro forma condensed combined financial information has been presented for informational purposes only and are not intended to reflect the results of operations or the financial position of Sphere 3D which would have actually resulted had the transactions been effected on the dates indicated. Furthermore, the unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that may be obtained in the future. Actual amounts recorded upon completion of the transactions will differ from those recorded in the unaudited pro forma condensed combined financial information and the differences may be material.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or enhancements that the combined company may achieve as a result of the Acquisition or for liabilities resulting from integration planning. However, liabilities ultimately may be recorded for severance, relocation or retention costs in subsequent periods related to employees of both companies, as well as the costs of vacating certain leased facilities of either company or other costs associated with exiting or transferring activities between the companies. The ultimate recognition of such costs and liabilities would affect amounts in the unaudited pro forma condensed combined financial information, and such costs and liabilities could be material. Further, the unaudited pro forma condensed combined financial information does not reflect any regulatory actions that may impact the unaudited pro forma condensed combined financial information when the acquisition is completed.

SPHERE 3D CORPORATION
Notes to the pro forma condensed combined financial statements
(Expressed U.S. dollars)(unaudited)

2.	ACQUISITION OF OVERLAND STORAGE, INC.
On December 1, 2014, Sphere 3D Corp. (“Sphere 3D”) completed a merger transaction (the “Transaction”) with Overland Storage, Inc. (“Overland”). The Transaction was carried out pursuant to the terms and conditions contained in an Agreement and Plan of Merger, as amended, dated October 13, 2014 (the “merger agreement”), whereby Sphere 3D agreed to acquire 100% of the issued and outstanding shares of Overland in consideration for 0.46385 (“Exchange Ratio”) of a Sphere 3D common share for each Overland common share issued and outstanding (the “Merger Consideration”), subject to various adjustments. In addition, Overland warrants, stock options and restricted stock units (“RSUs”) were exchanged and replaced for Sphere 3D warrants, options and RSUs.
The aggregate amount of the total estimated consideration is $49,331,000, calculated by taking the issuance of 8,579,310 Sphere 3D common shares valued at $5.75 which is the closing price of Sphere 3D common shares as at October 13, 2014. The total value of the consideration will fluctuate with the market price of Sphere 3D’s common stock until the Acquisition is completed.
The preliminary estimated consideration transferred, assets acquired and liabilities assumed are recorded as follows (in thousands):

Consideration (1)	$49,331
Common stock of Overland	(188,326)
Accumulated deficit of Overland	161,165
Stock appreciation rights adjustment	(54)
Original book value of Overland shares held by Sphere 3D	244
Direct, incremental costs of the acquisition of Tandberg which are reflected in the historical financial statements	(1,315)
Adjustment to goodwill	$21,045
_____________________

(1)
Calculation of consideration is based upon approximately 8,579 shares of common stock of Sphere 3D valued as of October 13, 2014 at $5.75 per share. Included in this amount are $2,400 of equity awards for which vesting will accelerate upon consummation of the Acquisition. The value of the shares of common stock of Sphere 3D to be issued to the Overland shareholders pursuant to the Agreement will be determined based on the trading price of Sphere 3D’s common stock at the date of the closing of the Acquisition.

SPHERE 3D CORPORATION
Notes to the pro forma condensed combined financial statements
(Expressed U.S. dollars)(unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The adjustments reflect the acquisition method of accounting, which takes into account the total consideration transferred to Overland’s assets and liabilities based on their historical amounts as no valuation has occurred at this time to determine their respective fair values:

a.	The preliminary estimated consideration transferred, assets acquired and liabilities assumed are recorded as follows:

1.	Calculation of consideration is based upon approximately 8,579 shares of common stock of Sphere 3D valued as of October 13, 2014 at $5.75 per share. Included in this amount are $2,400 of equity awards for which vesting will accelerate upon consummation of the Acquisition. The value of the shares of common stock of Sphere 3D to be issued to the Overland shareholders pursuant to the Agreement will be determined based on the trading price of Sphere 3D’s common stock at the date of the closing of the Acquisition.	$49,331
2.	Common stock of Overland	(188,326)
	Accumulated deficit of Overland	161,165
3.	Stock appreciation rights adjustment	(54)
4.	Original book value of Overland shares held by Sphere 3D	244
5.	Direct, incremental costs of the acquisition of Tandberg which are reflected in the historical financial statements (accrued liabilities)	(526)
6.	Direct, incremental costs of the acquisition of Tandberg which are reflected in the historical financial statements (accounts payable)	(789)
	Adjustment to goodwill	$21,045

b.
The adjustment reflects the elimination of the unrealized gain of $2,663, net of tax, $947, and cost basis of $780 of Sphere 3D common shares held by Overland. The adjustment also reflects the payment of the waiver fee of $135 and the partial repayment of the promissory note, held by Sphere 3D and issued by Overland in the amount of $7,750, in Sphere 3D shares prior to the close of the merger. Based upon share price of Sphere 3D common shares at September 30, 2014, 478,968 shares were used to settle the related party promissory note.

c.	The adjustment reflects the elimination of intra entity transactions.

d.
The adjustment reflects the reclassification of the historical convertible debenture notes of Sphere 3D held by FBC Holdings S.a.r.l., a wholly-owned subsidiary of Cyrus Capital Partners L.P. to long-term related party debt.

e.	The adjustment removes the direct, incremental costs of the acquisition which are reflected in the historical financial statements.

f.	The adjustment removes the unrealized (gain) loss on the investment in common shares of Overland by Sphere 3D.

g.	The adjustment removes the deferred tax benefit as a result of the intra-period effect of the unrealized gain on the investment of common shares of Sphere 3D held by Overland.

h.
In April 2014, Overland filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of the Company’s capital stock. All share and per share data information included in this report reflect the reverse stock split.

SPHERE 3D CORPORATION
Notes to the pro forma condensed combined financial statements
(Expressed U.S. dollars)(unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (continued)

i.	The adjustment reflects the value of the equity interests as treasury stock.

j.	The adjustment reflects the loan and security agreement of $7,500 between Overland and FBC Holdings S.à r.l. and conversion of $2,500 into equity.

k.	The adjustment reflects interest expense at 8% on the loan and security agreement of $7,500 between Overland and FBC Holdings S.à r.l.

l.	The adjustment reflects the expense associated with the waiver of debt and lien covenants in connection with the loan and security agreement of $7,500 between Overland and FBC Holdings S.à r.l.

4.	PRO FORMA LOSS PER SHARE
The unaudited pro forma condensed combined basic and diluted loss per share for the nine month period ended September 30, 2014 and the year ended December 31, 2013 are based on the weighted average number of common shares outstanding of Sphere 3D, as adjusted for the shares to be issued on closing of the Acquisition, less the weighted average number of shares of Sphere 3D held by Overland (in thousands, except per share data):

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Weighted average outstanding shares for the period	22,880	17,331
Treasury shares	(478)	(331)
Shares to be issued to Overland shareholders	8,579	8,579
Shares issued upon conversion of note	333	333
Weighted average number of common shares outstanding	31,314	25,912
Pro forma net loss for the period	$(27,783)	$(32,771)
Pro forma basic and diluted loss per share	$(0.89)	$(1.26)

5.	SHARE CAPITAL
Share capital as at September 30, 2014 in the unaudited pro forma condensed combined balance sheet is comprised of the following (in thousands, except per share data):

	Number of Shares	Common Shares Amount	Treasury Stock
Authorized
Unlimited common shares
Issued
Balance at September 30, 2014	23,643	$31,398	—
Shares of Sphere 3D held by Overland or repurchased	(478)	—	(738)
Shares issued upon conversion of note	333	2,500
Shares to issue to Overland shareholders	8,579	49,331	—
	32,077	$83,229	(738)

6.	ITERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
Sphere 3D currently files its financial statements using IFRS and will adopt U.S. GAAP immediately following the completion of the Acquisition and will file audited U.S. GAAP financial statements on Form 40-F. The differences between IFRS and U.S. GAAP for Sphere 3D are separately included in the unaudited pro forma condensed combined financial information. The differences are not material so Sphere 3D and Overland presented the pro forma in U.S. GAAP without the prior filing of U.S. GAAP Sphere 3D financial statements by Sphere 3D. Sphere 3D and Overland believe the presentation of pro forma information in U.S. GAAP is more meaningful for investors of both companies. The following entries have been recorded in the unaudited pro forma condensed combined balance sheet as at September 30, 2014:

a.	The adjustment reflects the adjustment to the accounting from IFRS to U.S. GAAP for the derivative liability.

b.	The adjustment reflects equity instruments as a component of common stock.

SCHEDULE 4
Overland Storage, Inc.
Unaudited pro forma condensed combined financial information of Overland Storage, Inc. and
Tandberg Data Holdings s.a r.l. for the nine months ended September 30, 2014, and year ended December 31, 2013

Overland Storage, Inc.
Unaudited Pro Forma Condensed Combined Statements of Operations
(in thousands, except per share data)
For the Nine Months Ended September 30, 2014
	Historical		Pro Forma
	Overland	Tandberg
		January 1 -21, 2014	Adjustments		Combined
	in US GAAP	in US GAAP	in US GAAP		in US GAAP
	USD	USD	USD	Notes	USD
Net revenues
Product revenue	$54,883	$1,955	$—		$56,838
Service revenue	12,463	148	—		12,611
	67,346	2,103	—		69,449
Cost of product revenue	42,421	1,614	—		44,035
Cost of service revenue	5,483	187	—		5,670
Gross profit	19,442	302	—		19,744

Operating expenses:
Sales and marketing	16,956	542	—		17,498
Research and development	5,448	164	—		5,612
General and administrative	19,348	412	(895)	2a.	18,865
	41,752	1,118	(895)		41,975
Loss from operations	(22,310)	(816)	895		(22,231)
Investment income (loss)	1,801				1,801
Interest expense (related party)	—	(262)	262	2b.	—
Interest expense	(973)	(32)	—		(1,005)
Other income (expense), net	(500)	(23)	—		(523)
(Loss) before income taxes	(21,982)	(1,133)	1,157		(21,958)
Provision (benefit) for income taxes	(670)	6	—		(664)
Net loss	$(21,312)	$(1,139)	$1,157		$(21,294)

Net loss per share:
Basic and diluted	$(1.22)				$(1.22)
Shares used in computing net loss per share:
Basic and diluted	17,505		9,431	2e.	17,505

Overland Storage, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
(in thousands, except per share data)
For the Year Ended December 31, 2013
	Historical		Pro Forma
	Overland	Tandberg	Adjustments		Combined
	in US GAAP	in US GAAP	in US GAAP		in US GAAP
	USD	USD	USD	Notes	USD
Net revenues
Product revenue	$27,142	$55,997	$(1,939)	2c.	$81,200
Service revenue	17,810	4,438	—		22,248
Royalty revenue	—	1,075	—		1,075
	44,952	61,510	(1,939)		104,523
Cost of product revenue	23,292	41,830	(1,310)	2c.	64,634
			822	2d.
Cost of service revenue	6,165	2,612	—		8,777
Cost of royalty revenue	—	822	(822)	2d.
Gross profit	15,495	16,246	(629)		31,112

Operating expenses:
Sales and marketing	16,136	13,118	—		29,254
Research and development	5,995	3,476	—		9,471
General and administrative	12,059	13,181	(4,354)	2a.	20,886
	34,190	29,775	(4,354)		59,611
Loss from operations	(18,695)	(13,529)	3,725		(28,499)
Interest expense (related party)	—	(4,849)	4,849	2b.	—
Interest expense	(1,089)	(225)	—		(1,314)
Other income (expense), net	(80)	(196)	—		(276)
(Loss) before income taxes	(19,864)	(18,799)	8,574		(30,089)
Provision (benefit) for income taxes	(447)	(324)	—		(771)
Net loss	$(19,417)	$(18,475)	$8,574		$(29,318)

Net loss per share:
Basic and diluted	$(3.08)				$(1.72)
Shares used in computing net loss per share:
Basic and diluted	6,303		9,431	2e.	17,005

Overland Storage, Inc.
Notes to the pro forma condensed combined financial statements
(Expressed U.S. dollars) (unaudited)

1.BASIS OF PRESENTATION
The accompanying unaudited pro forma condensed combined financial statements give effect to the acquisition of Tandberg by Overland (collectively, the “pro forma events”). On January 21, 2014, Overland acquired Tandberg, a privately held provider of data storage and data protection solutions, for a purchase price of approximately $49.0 million, which was paid in shares of Overland’s common stock. The shareholders of Tandberg received 9,430,526 shares of Overland’s common stock at $5.20 per share.
The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only. The pro forma information is not necessarily indicative of what the combined company’s condensed financial position or results of operations actually would have been had the pro forma events occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the information available at the time of the preparation of this report.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 is presented as if the pro forma events had occurred on January 1, 2013. The historical consolidated financial statements of Overland for the year ended December 31, 2013 were derived from (A) the audited consolidated financial statements for the year ended June 30, 2013 as contained in Overland’s Annual Report on Form 10-K for the year ended June 30, 2014, plus (B) the historical consolidated financial information in the unaudited financial statements for the six-month periods ended December 31, 2013 and 2012 contained in Overland’s Quarterly Report on Form 10-Q for the three and six month periods ended December 31, 2013 less (C) the historical consolidated financial Information contained in the unaudited interim financial statements for the six-month period ended December 31, 2012 contained in Overland’s Quarterly Report on Form 10-Q for the three and six month periods ended December 31, 2013 plus (D) the audited financial statements of Tandberg for the year ended December 31, 2013 contained in Overland’s Current Report on Form 8-K filed July 23, 2014.
The unaudited pro forma condensed combined statement of operations for the nine month periods ended September 30, 2014 were derived by (A) subtracting its interim results for the six months ended December 31, 2013 from its financial results for the year ended June 30, 2014, and includes the period from January 1, 2014 to January 21, 2014, which reflects the activity and financial results of Tandberg prior to the acquisition by Overland, plus (B) the historical consolidated financial information in the unaudited financial statements for the three-month periods ended September 30, 2014 and 2013 contained in Overland’s Quarterly Report on Form 10-Q for the three month periods ended September 30, 2014 . The activity and financial results of Tandberg after the acquisition are reflected in Overland’s unaudited historical consolidated financial statements for the six month period ended June 30, 2014 prepared in accordance with U.S. GAAP as derived from Overland’s audited consolidated financial statements for the year ended June 30, 2014 and the unaudited financial statements for the six-month period ended December 31, 2013.
The historical financial statements have been adjusted in the pro forma financial statements to give effect to events that are (1) directly attributable to the pro forma events, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined statements of operations do not reflect any non-recurring charges directly related to the pro forma events that may be incurred upon completion of the transactions. Further, because the tax rate used for these pro forma financial statements is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to completion of the pro forma events, and no adjustment has been made to the unaudited pro forma condensed combined financial information as it relates to limitations on the ability to utilize deferred tax assets, such as those related to net operating losses and tax credit carryforwards, as a result of the pro forma events.

1.BASIS OF PRESENTATION (continued)
In April 2014, Overland filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of the Company’s capital stock. All share and per share data information included in this report reflect the reverse stock split.
The unaudited pro forma condensed combined financial data should be read in conjunction with the historical consolidated financial statements and notes thereto of Tandberg, the historical consolidated financial statements and notes thereto of Overland, which are included in Overland’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014 and Overland’s Quarterly Reports on Forms 10-Q for the six month periods ended December 31, 2013 and December 31, 2012 as well as the other information contained in this report. Further review may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company. At this time, Tandberg, Overland and the Company are not aware of any accounting policy differences that would have a material impact on the unaudited pro forma condensed combined financial statements of the combined company that are not reflected in the pro forma adjustments.
The Acquisition was treated as a business combination for accounting purposes; Overland was the accounting acquirer and Tandberg was the accounting acquiree based on a number of factors including, but not limited to, an evaluation of both quantitative and qualitative factors including the voting rights agreement and composition of management. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations.
The unaudited pro forma condensed combined financial statements do not include any adjustments for the anticipated benefits from cost savings or synergies of Tandberg and Overland operating as a combined company or for liabilities resulting from integration planning. However, liabilities ultimately may be recorded for severance, relocation or retention costs in subsequent periods related to employees of both companies, as well as the costs of vacating certain leased facilities of either company or other costs associated with exiting or transferring activities between the companies. The ultimate recognition of such costs and liabilities would affect amounts in the unaudited pro forma condensed combined financial statements, and such costs and liabilities could be material.
2.PRO FORMA ADJUSTMENT

a.	The adjustment removes the direct, incremental costs of the acquisition which are reflected in the historical financial statements.

b.	The adjustment removes the historical interest expense related to the debt of Tandberg that was settled prior to the acquisition date.

c.
The adjustment conforms the accounting policy of Tandberg to the existing policy of Overland related to certain sales. The adjustment reflects the additional deferral of product sales and cost of sales to distribution customers that are subject to certain rights of return, stock rotation privileges, and price protection to be recognized until the related products are sold to the ultimate customer by the distributor

d.	The adjustment conforms the presentation of costs of royalty to the policy of Overland.

e.
Reflects the weighted-average outstanding shares of approximately 9,431 issued in connection with the acquisition of Tandberg. In April 2014, Overland filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of the Company’s capital stock. All share and per share data information included in this report reflect the reverse stock split.